SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                      FORM 10-SB


                       Pursuant to Section 12(b) or 12(g) of the
                            Securities Exchange Act of 1934


                            McKenzie Bay International, Ltd.
                     (Name of Small Business Issuer in its Charter)

                                       Delaware
            (State or other Jurisdiction of Incorporation or Organization)

                                     [51-0386871]
                           (IRS Employer Identification No.)


                     3362 Moraine Drive, Brighton, Michigan 48114
                  (Address of Principal Executive Offices/Zip Code)


                                    (810) 220-5948
                   (Issuer's telephone number, including area code)


        Securities to be registered pursuant to Section 12(b) of the Act: None Securities to be registered pursuant to Section 12(g) of the Act:
                       Common Stock, $0.01 par value per share
                                (Title of Each Class)


                                  TABLE OF CONTENTS

PART I
Item 1. DESCRIPTION OF BUSINESS
Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
Item 3. DESCRIPTION OF PROPERTY
Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Item 6. EXECUTIVE COMPENSATION
Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Item 8. DESCRIPTION OF SECURITIES

PART II
Item 1. MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
Item 2. LEGAL PROCEEDING
Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
Item 4. RECENT SALES OF UNREGISTERED SECURITIES
Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART F/S
FINANCIAL STATEMENTS

PART III
Item 1. INDEX TO EXHIBITS
Item 2. DESCRIPTION OF EXHIBITS

SIGNATURES


PART I

ITEM 1.  DESCRIPTION OF BUSINESS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains "forward-looking" statements regarding potential future events and developments affecting McKenzie Bay International, Ltd.'s Business. Words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "estimate" and "continue", or variations of these words or similar terminology, are intended to identify forward-looking statements. These statements are based on beliefs as well as assumptions made using information currently available. Because these statements reflect current views concerning future events, these forward-looking statements involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, as more fully described in "Risk Factors" and "Business" and elsewhere in this Registration Statement. No obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, is assumed.

THE COMPANY

McKenzie Bay International, Ltd. (also referred to as "MKBY" and "Company") is a natural resources company engaged in the acquisition, exploration and development of natural resources properties and interests worldwide. Presently, MKBY has one resources property owned by its subsidiary, McKenzie Bay Resources, Ltd., an Ontario, Canada corporation ("McKenzie Resources"), which is developing the Lac Dore Vanadium deposit near Chibougamau, Quebec, Canada (the "Deposit"). MKBY is also in the process of selling its diamond mine property located on the border of Colorado and Wyoming, known as "Kelsey Lake", along with its subsidiary that operates it, Great Western Diamond Company (formerly known as Diamond Company NL).

MKBY was originally incorporated in the State of Delaware on August 17, 1998, under the name Decker Organic Systems, Inc. ("Decker"). Decker completed and closed an offering of Common Stock under Rule 504 of Regulation D in February of 1999.

In connection with the sale of a controlling block of stock and a change in management to acquire McKenzie Resources, Decker changed its name to McKenzie Bay International, Ltd. on February 16, 1999. As a part of that transaction, McKenzie Resources became its wholly owned subsidiary.

On April 14, 2000, MKBY acquired all of the outstanding common shares of Diamond Company NL ("DCNL"), an Australian company, from its sole shareholder, Reduarum, Ltd. (listed under the symbol "RRK" on the Toronto Securities Exchange), in exchange for 122,200 shares of MKBY common stock and the assumption of all outstanding indebtedness of Diamond Company NL. At the time, DCNL owned an inactive diamond mine located at Kelsey Lake, Colorado, which it operated in 1996 and 1997, and then closed due to financial difficulties. Immediately after the purchase, MKBY conveyed all of the shares of DCNL to Great Western Diamond Company ("GWDC"), its newly formed, wholly owned subsidiary. Subsequently, all of the assets, liabilities, and operations of DCNL were transferred to GWDC.

GWDC and the Kelsey Lake diamond mine are currently in the process of being conveyed to Roberts Construction Company and BJ&J Ltd., subject to a Purchase Agreement dated as of September 6, 2001, a copy of which is filed with this Registration Statement as exhibit (a.1). The transaction is scheduled to close during calendar year 2002, and is described in further detail in Item 3, Description of Property.

MKBY's executive office is located at 3362 Moraine Drive, Brighton, Michigan 48114. MKBY's telephone number is (810) 220-5948.

MKBY has never filed for bankruptcy nor has MKBY been placed in receivership or similar proceeding.

OVERVIEW

MKBY is presently exploring the feasibility of transforming its Lac Dore Vanadium property (the "Deposit") into a productive vanadium mining operation by conducting a bankable feasibility study (the "Feasibility Study"). Should the Feasibility Study show that the Deposit is capable of being advanced to the production stage, MKBY anticipates that its business plan will allow MKBY to become potentially the second largest "primary" vanadium producer in the world, second only to the largest producer, which is located in South Africa. MKBY business plan is discussed in further detail throughout this Registration Statement.

OPERATIONS.

The Deposit is presently in the final (bankable) feasibility stage prior to construction of the mining facilities for exploitation of vanadium. It has not yet been finally determined whether the Deposit contains vanadium reserves that are economically recoverable, and if so, whether the Deposit could sustain profitable production of vanadium, or whether it can be sold profitably. MKBY current focus is to advance the property through the final feasibility stage by completing the Feasibility Study, and then, should it prove economically viable, to advance the Deposit to the construction and exploitation stages (collectively, the "Project").

MKBY's success will depend upon its ability to prove that the Project is economically feasible, its obtaining the necessary financing to develop the Project, and ultimately the profitable production of vanadium, or the sale of its property at a profit.

MKBY intends to raise additional funds through private financing or joint ventures to permit further development and exploitation of the Deposit. No assurance can be given that MKBY will be able to raise the needed capital to fund the Project. Failure to raise such financing would make it very difficult, if not impossible, to advance the Project to the production stage and exploit the Deposit successfully.

BACKGROUND REGARDING VANADIUM.

Vanadium is a metallic element found in several minerals. Its natural structural strength makes it useful in industrial and consumer applications, primarily as an alloying agent for iron, steel, and aluminum. It can act as a carbide stabilizer, improving the strength and toughness, as well as the rust-resistance, of steel. Vanadium is also useful for producing steel alloys to be used in manufacturing items, such as high-speed tools.

Processed vanadium comes in varying types, or "grades". The lowest grade is 44%, and the highest grade is 99.9%. Vanadium's high melting point (1,887 degrees Celsius) and high creep resistance (see page 6) at temperatures in the range of 698-797 degrees Celsius, make it very useful in numerous applications, including components for nuclear reactors, aerospace material and aluminum and titanium alloys. A further description of the chemical properties of vanadium is available in published material from the Vanadium International Technical Committee of the United Kingdom (VANADIUM, Maxwell, Sage & Associates, Publisher. Reviewed by Prof. R. Keown of Sheffield University in the UK).

Vanadium is generally present to varying degrees in soil, plants, and animals. Vanadium occurs naturally in the environment, and is redistributed through the burning of natural fuels. Vanadium does not dissolve easily in water, and will stick to soil sediments and combine with other elements and particles, hence its popularity as an alloying element. Vanadium poses little or no problems to the environment, including animals and humans. (Toxicology Profile for Vanadium 1992 US Public Health Service)

VANADIUM MARKET.

Approximately 80% of the vanadium found in the marketplace is in the form of a vanadium derivative called ferro-vanadium, which is used primarily in metallurgical applications. Ferro-vanadium is an alloy that may contain anywhere from 40% to 80% vanadium. Another vanadium derivative, vanadium pentoxide ("V2O5"), is the primary oxide produced from vanadium by the sodium roasting process, and is used in many commercial applications, including ceramics, as a catalyst to produce certain vitamins, and for screening ultraviolet rays in glass and other materials. Vanadium pentoxide and its derivatives are also used in the dyeing and printing of fabrics, and in the production of sulphuric acid. Perhaps the most promising vanadium pentoxide application, though, is the vanadium battery. Developed in Australia, vanadium batteries are extremely efficient, and have recently entered commercial production in Japan and Thailand. Vanadium batteries are units that can store electricity for all sizes of facilities, from homes to large electrical grids, ensuring a quality, uninterrupted energy source. (Sumitomo Electric, Osaka Japan)

Worldwide, there are currently five principal countries that produce vanadium; the United States, South Africa, Russia, China and Australia. Canada is not a producer and New Zealand has discontinued. Vanadium is produced through the mining and processing of ores, concentrates, slag, and petroleum residues. Vanadium production has increased as the worldwide economy has improved, especially in countries with thriving construction and automobile industries. Currently, there is a known worldwide reserve base of more than 27 million metric tons (30 million U.S. tons) of vanadium that, by itself, could satisfy world demand for approximately (350 years) given the present rate of consumption (Roskill).

South Africa has traditionally been the leading exporter of vanadium slag and pentoxide. However, South Africa has recently begun to process more of its vanadium supply for various domestic applications, especially the production of ferro-vanadium. Consequently, economists expect that South Africa will be exporting less vanadium in the future than it has in the past (Roskill). This development could have wide-ranging effects on the worldwide vanadium supply, and may cause, for example, European ferro-vanadium processing companies to consider importing other sources of vanadium, such as petroleum coke, recycled catalysts, and ashes.

U.S. production of vanadium has focused on implementing recovery processes on industrial waste, such as vanadium-bearing ferro-phosphorus slag, iron slag, fly ash, petroleum residues, and spent catalysts. There are currently eight U.S. firms, located in; Arkansas, Idaho, Louisiana, Texas and Utah, that recover vanadium and produce the vanadium derivatives described above, as well as vanadium-bearing chemicals and/or specialty alloys (Roskill). MKBY believes that its Project will have an advantage over these U.S.-based operations, since MKBY will be mining new vanadium directly from the Deposit, rather than recovering it from existing materials.

In the near term, economists expect that the world vanadium market will continue to follow the cyclical pattern of the steel industry. When global economies fluctuate, industries that depend on the production of metal alloys, such as automobile and appliance manufacturing, impact other metal markets, including the market for vanadium (A fact well expressed in global economic & academic circles and by Roskill).

Decreased demand for carbon steel, especially in the industrialized countries, may also have an impact on the worldwide supply of vanadium. Carbon steel is the largest single economic sector for the consumption of vanadium. Economists believe that this sector faces slower rates of growth, as steel usage declines in industrialized countries due to increased production efficiency and decreasing manufacturing output. (A fact expressed by leading industrialists and in effect at this time) In addition, carbon steel is increasingly being replaced with steel alloys in many applications. Columbium (niobium) is the only metal that, to some degree is, interchangeable with vanadium as a steel-alloying element. Manganese, molybdenum, titanium, and tungsten are metals not interchangeable with vanadium. Platinum and nickel are catalysts but are not interchangeable or a replacement for a vanadium compound in any chemical processes. Columbium (niobium) is the only element that has interchangeability potential with vanadium, but not in all situations. The reverse is true.

Non-Industrial Applications.

In addition to its industrial applications, vanadium also has potential consumer uses. Consumer interest in vanadium stems from the recent classification of vanadium as a possible essential trace element in the human body. Although certain levels of vanadium have been deemed essential for certain animals, plants, and microorganisms, research has not definitively established it to be essential for human health. The average distribution of vanadium in the human population is about 20-25 mg per person, most of which is stored in fat tissue. The normal daily intake amount is considered to be between 10-60 mcg. However, while there is no recommended daily allowance for vanadium, researchers estimate that the average daily diet provides at least 2 mg of vanadium, which is probably adequate for the average person. (Various published nutritional U.S. reports)

There are no medical research or marketing research efforts contemplated presently by MKBY, nor for the future.

Risk Factors

An investment in MKBY's common stock is highly speculative, involves a high degree of risk and should be considered only by those persons who are able to afford a loss of their entire investment. In evaluating MKBY's business, prospective investors should carefully consider the following risk factors in addition to the other information included in this prospectus.

Risks Relating to Financial Condition.

MKBY HAS NO OPERATING HISTORY AND NO REVENUES, WHICH MAY MAKE IT DIFFICULT FOR MKBY TO OBTAIN THE FUNDING NEEDED TO EXECUTE ITS BUSINESS PLAN. MKBY is a development stage company and has no history of operations on which to base investment decisions. The Company is subject to all the risks inherent in the creation of a new business. Since its principal activities to date have been limited to property acquisition, MKBY has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that MKBY will be able to achieve its business plans. The lack of a credible operating history may impact its ability to finance its ongoing operations until MKBY can sustain them through internally generated revenues.

MKBY WILL NEED ADDITIONAL FUNDING TO IMPLEMENT ITS BUSINESS PLAN. NO ASSURANCE CAN BE GIVEN THAT MKBY WILL OBTAIN SUCH FUNDING. MKBY will need to raise additional funds in order to implement its business plan. MKBY's continued operations depend upon its ability to raise additional funds through bank borrowings, equity or debt financing, or asset sales. There is no assurance that MKBY will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to MKBY. If MKBY cannot obtain needed funds, it may be forced to curtail or cease its activities. The sale of additional securities could result in a substantial dilution of the present equity interests of MKBY's shareholders.

REACHING THE PRODUCTION STAGE OF THE BUSINESS PLAN WILL NOT GUARANTEE SUCCESSFUL FINANCIAL PERFORMANCE, AS SUCCESS WILL DEPEND UPON MANY EXTERNAL FACTORS. MKBY's future financial performance, once the Company moves into the production stage, is dependent on many external factors. World prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price-fixing, pegging and/or controls, and respond to changes in domestic and international political, social and economic environments. Additionally the availability and costs of funds for production and other costs are increasingly difficult to project. All of these factors can materially affect MKBY's financial performance.

Risks Relating to Business

MKBY FACES MANY OPERATING HAZARDS ASSOCIATED WITH THE MINING INDUSTRY THAT MAY PROVE DETRIMENTAL TO ITS ABILITY TO SUCCESSFULLY EXECUTE ITS BUSINESS PLAN.
The mining business involves certain operating hazards, such as unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, pollution, and other environmental hazards and risks, any of which could result in substantial financial and other losses to MKBY. In addition, MKBY may be liable for environmental damage to the property purchased or leased by MKBY. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development, or acquisitions, and could result in significant liabilities to MKBY. In accordance with customary industry practices, MKBY maintains insurance against some, but not all, of such risks and losses. MKBY may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could have a materially adverse effect on MKBY's financial condition and results of its operations. In addition, pollution and environmental risks generally are not fully insurable.

MKBY'S FINANCIAL SUCCESS DEPENDS UPON EXTREMELY VOLATILE MINERAL MARKETS. MKBY's revenues, profitability, and future rate of growth are substantially dependent upon the prevailing market prices for vanadium, which can be extremely volatile. In addition to market factors, actions of governmental agencies can affect mineral prices. All of these factors are beyond MKBY's control. There is no assurance that current price levels can be sustained or that MKBY will be able to produce vanadium on an economic basis in light of prevailing market prices. Any substantial or extended decline in the price of vanadium would have a material adverse effect on MKBY's financial condition and results of operations, including reduced cash flow and borrowing capacity, and could reduce both the value and the amount of its vanadium reserves.

ESTIMATES OF THE RESERVE AND MINERAL DEPOSITS MKBY OWNS ARE IMPRECISE, AND IMPROPER ESTIMATES MAY RESULT IN A NEGATIVE EFFECT ON ITS BUSINESS PLAN, AS MKBY DOES NOT KNOW THE EXACT QUANTITY OF MINERALS IT MAY RECOVER. Reserve and mineral deposit estimates included in this Registration Statement for vanadium are estimates only and no assurance can be given that the indicated levels of recovery will be realized. These estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While MKBY believes that the reserve and mineral deposit estimates included in this Registration Statement are well established and reflect its best estimates, by their nature, reserve and mineral deposit estimates are imprecise and depend, to a certain extent, upon statistical inferences that may ultimately prove unreliable and/or factors that may change over time. Furthermore, market price fluctuations in vanadium, as well as increased production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which mineral deposits may ultimately be reclassified as proven or probable reserves is dependent upon future inspection, sampling, and measurement. The evaluation of mineral deposits or reserves is also influenced by economic and technological factors, which may change over time. Mineral deposit figures included here have not been adjusted in consideration of these risks and, therefore, no assurance can be given that any mineral deposit estimate will ultimately be reclassified as proven or probable reserves.

MKBY MAY NOT BE ABLE TO INSURE FULLY AGAINST RISKS ASSOCIATED WITH OPERATING MINES, ESPECIALLY ENVIRONMENTAL RISKS, AND MKBY MAY CHOOSE TO TAKE UNINSURED RISKS. MKBY may not be insured against losses or liabilities which may arise from operations, either because such insurance is unavailable or because MKBY has elected not to purchase such insurance due to high premium costs or other reasons. MKBY's operations may be affected by risks and hazards generally associated with the mining industry. These risks and hazards include fires, cave-ins, rock bursts, flooding, industrial accidents, mechanical or electrical failures, unusual or unexpected rock formations, and environmental pollution or other hazards resulting from the disposal of waste products occurring from production. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses, and possible legal liability. MKBY may not always be able to pay for this insurance, especially if there is an increase in the cost of premiums. Insurance for environmental risk is generally either not available or too costly for companies in MKBY's industry. Furthermore, some risks, such as war or terrorism, may be uninsurable or, even if coverage would otherwise exist, damage could be suffered at costs in excess of what insurance carriers may agree or be able to pay.

MKBY'S BUSINESS MAY BE IMPACTED BY FUTURE TERRORIST ATTACKS AND EVENTS RELATED TO THE UNITED STATES' WAR ON TERRORISM. Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which MKBY's securities trade, the markets in which it operate, its operations and its profitability. Terrorist attacks may negatively affect MKBY's operations and shareholder value. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact MKBY's physical facilities, including the Deposit, or those of its suppliers or customers. Furthermore, these attacks may make travel and the transportation more difficult and more expensive and ultimately affect the sales of MKBY's products and services in the United States and overseas. Also as a result of terrorism, the United States may enter into armed conflicts that could have a further impact on MKBY's domestic and international sales, its supply chain, its production capability and its ability to deliver its products and services to its customers. Political and economic instability in some regions of the world may also result and could negatively impact MKBY's business. The consequences of any of these armed conflicts are unpredictable, and MKBY may not be able to foresee events that could have an adverse effect on its business or its shareholders' investments.

THERE IS EXTENSIVE GOVERNMENT REGULATION OF MKBY'S INDUSTRY AND SUCH REGULATION MAY RESULT IN LAWSUITS. Extensive federal, state and local laws and regulations control MKBY's mineral mining and exploration activities. These laws and regulations also govern the possible effects of these activities on the environment, and lawsuits may arise based on perceived violations of these laws and regulations. Any potential lawsuit can be expected to result in costs and expenses to MKBY, and other unproductive diversions of its resources. In addition, new legislation and regulations could be adopted at any time that may result in additional operating expenses, or restrictions and delays in the mining, production or development of its properties. To the extent that MKBY devotes money and employee time responding to governmental regulations or lawsuits, these resources will not be devoted to further development of its income-producing operations.

MKBY'S OPERATIONS ARE SUBJECT TO COMPLIANCE WITH GOVERNMENT REGULATIONS THAT MAY REQUIRE EXCESSIVE OUTLAYS OF CAPITAL. Mining operations are subject to federal, state, provincial, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, state, provincial, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted. No assurance can be given that MKBY will be granted or permitted to retain the necessary permits to implement its business plan as presently contemplated. No assurance can be given that MKBY's operations will not be changed in the future with violations existing environmental regulations, or that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on its activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, MKBY may be subject to liability for pollution or other environmental damages, which MKBY may elect not to insure against due to prohibitive costs and other reasons. MKBY is not aware of any potential future regulation from EPA or FDA that would adversely affect the business plan.

MKBY WILL NEED ADDITIONAL KEY PERSONNEL IN ORDER TO EFFECTIVELY EXECUTE ITS BUSINESS PLAN. As of Sept 30, 2001 MKBY has eight full-time employees. The bankable feasibility study on the Lac Dore vanadium deposit will clearly identify the resources needed to commence, manage and move the project into production. The technical expertise will require a broad base of highly technical personnel to run what can be basically described as a chemical plant. The success of MKBY's business plan will depend, in part, upon its ability to attract and retain additional qualified employees, consultants, and third-party service providers. MKBY believes that it will be able to attract and retain competent employees, but no assurance can be given that it will be successful in either regard. If MKBY is unable to engage and retain all required personnel, its business would be materially and adversely affected.

MKBY IS DEPENDENT UPON ITS DIRECTORS, OFFICERS AND KEY PERSONNEL, AND THE LOSS OF THE SERVICES OF ONE OR MORE OF THESE INDIVIDUALS COULD HAVE A MATERIAL EFFECT ON ITS BUSINESS PLAN. At the present, MKBY is wholly dependent upon the personal efforts and abilities of its Officers who exercise control over the day-to-day affairs of the Company, and upon its Directors, some of whom are engaged in other activities, and will devote limited time to its business.
MKBY currently employs several of its Officers and Directors on a full-time basis, and others are serving as consultants. This situation will continue until business warrants, and MKBY is able to support, an expanded staff. There can be no assurance that the volume of business necessary to employ all essential personnel on a full time basis will be obtained, nor that MKBY's proposed operations will prove to be profitable. MKBY will continue to be highly dependent on the continued services of its executive officers, and a limited number of other senior management and technical personnel. Loss of the services of one or more of these individuals could have a material adverse effect on MKBY's business.

INDEMNIFICATION OF OFFICERS AND DIRECTORS FOR LIABILITIES MAY BE EXPENSIVE.
The Bylaws of the Company provide that MKBY may indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Delaware Business Corporation Act. MKBY may also purchase and maintain insurance on behalf of any such persons, whether or not MKBY would have the power to indemnify such person against the liability insured against. This indemnification and/or insurance could result in substantial expenditures by MKBY and prevent any recovery from such officers, directors, agents and employees for losses incurred by MKBY as a result of their actions. Further, MKBY has been advised that in the opinion of the Securities and Exchange Commission, indemnification under certain circumstances is against public policy, as expressed in the Securities Act of 1933, as amended, and may be unenforceable.

MKBY FACES STRONG COMPETITION IN ITS INDUSTRY ON AN INTERNATIONAL SCALE. The mining industry is an intensely competitive industry. MKBY will compete against established companies with significantly greater financial, marketing, personnel, and other resources than MKBY. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed. This competition could have a materially adverse effect on MKBY's ability to execute its business plan, as well as its potential profitability.

Risks Related to Stock

CURRENTLY, THERE IS A VERY LIMITED MARKET FOR MKBY'S SECURITIES, AND GIVEN THE HISTORICAL TRADING PATTERNS OF ITS STOCK, AS WELL AS HIGHLY UNPREDICTABLE CHANGES IN THE PUBLIC STOCK MARKETS GENERALLY, THE PRICE OF MKBY'S COMMON STOCK MAY BE QUITE VOLATILE FOR SOME TIME. At present, MKBY's common stock trades on the Over-the-Counter Electronic Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of MKBY's common stock. In addition, MKBY's common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell MKBY's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary Market.

Upon the approval of this Registration Statement by the SEC, MKBY intends to apply for trading on the American Stock Exchange ("AMEX"). There can be no assurance that trading will commence on the AMEX. If application to the AMEX is not accepted, MKBY will continue to trade on the Electronic Bulletin Board and will contemplate application to another stock exchange. If MKBY remains on the Electronic Bulletin Board, MKBY will not be able to assure investors that adequate liquidity or that a trading market will be sustained. A purchaser of stock may, therefore, be unable to resell shares purchased should the purchaser desire to do so. Furthermore, it is unlikely that a lending institution will accept MKBY's securities as pledged collateral for loans unless a trading market develops providing necessary and adequate liquidity for the trading of shares.

EVEN IF MKBY IS SUCCESSFUL IN HAVING ITS SHARES ACCEPTED FOR TRADING ON THE AMEX, MKBY MAY STILL HAVE A LIMITED TRADING MARKET AND VOLATILE STOCK PRICE. MKBY cannot assure an investor that a regular trading market for its common stock will ever develop or that, if developed, it will be sustained. As is the case with the securities of many emerging companies, the market price of its common stock may also be highly volatile. Factors including its operating results and announcements, by MKBY or its competitors, of new products or services, may significantly impact the market price of MKBY's securities. Similarly, many of the capital-raising activities MKBY has engaged in, or may be required to enter into in the future to obtain needed funds, have resulted in, and may in the future result in, large blocks of stock being held by professional investors who may from time to time release these shares into the market place in a manner which could have a highly depressive effect on the public market and valuation of its shares at any given time and for any given period. Ultimately, MKBY has no control over the schedule or timing of how these shares may be sold in the future, nor will MKBY likely have advance knowledge of these releases, and therefore its stock prices may be affected significantly in the future by these activities which, in some circumstances, could have a material and adverse impact on the stock price of its shares for a long time. If this were to happen, it could materially affect MKBY's ability to raise funds under favorable terms in the future.

FAILURE TO MAINTAIN SPECIALISTS MAY IMPAIR THE LIQUIDITY OF MKBY'S COMMON STOCK. If MKBY is unable to maintain market Specialists, the liquidity of its common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of a Specialist would result in persons being unable to buy or sell shares of its common stock on any secondary market. There can be no assurance that MKBY will be able to maintain such market Specialists.

THE FUTURE SALE OF LARGE BLOCKS OF CURRENTLY RESTRICTED SHARES WHICH NOW EXIST OR WHICH MAY BE ISSUED BY MKBY IN THE FUTURE COULD DECREASE THE MARKET PRICE OF MKBY'S COMMON STOCK AND IMPAIR ITS ABILITY TO RAISE CAPITAL. MKBY MAY HAVE NO ABILITY TO KNOW ABOUT OR TO CONTROL THE TIMING AND/OR THE AMOUNT OF RESTRICTED STOCK WHICH PRIVATE INVESTORS MAY SELL INTO THE MARKET IN THE FUTURE. Future sales of common stock by existing stockholders under exemptions from registration or through the exercise of outstanding registration rights could materially adversely affect the market price of MKBY's common stock and could materially impair its future ability to raise capital through an offering of equity securities. A substantial number of shares of common stock are, or in the near future will be, available for sale under exemptions from registration, or are being registered registration rights. MKBY is unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of its common stock at any given time.

CUMULATIVE VOTING, PREEMPTIVE RIGHTS AND CONTROL. There are no preemptive rights in connection with MKBY's common stock. Its stockholders may be further diluted in their percentage ownership in the event that additional shares are issued by MKBY in the future. Cumulative voting in the election of Directors is not provided for in its Bylaws or under Delaware law. Accordingly, the holders of a majority of the shares of its common stock, present in person or by proxy, will be able to elect all of its Board of Directors.

MKBY DOES NOT ANTICIPATE PAYING DIVIDENDS. At the present time, MKBY does not anticipate paying dividends, cash or otherwise, on its common stock in the foreseeable future. Future dividends will depend on its earnings, if any, its financial requirements, and other factors. Investors who anticipate the need of an immediate income from their investment should refrain from the purchase of its common stock.

COSTS AND SOURCES OF FUNDING OF MKBY'S ACTIVITIES. To date, MKBY's activities have been financed primarily through the sale of equity securities and the issuance of equity for the acquisition of mining operations and property. MKBY has also received financial support from Canada's Economic Development Agency for the Regions of Quebec in the amount of CDN$500,000.00 [US$320,000.00] and $1,400,000.00 [US$910,000.00] from the Government of Quebec. However, no assurance can be given that MKBY will be able to continue to raise needed capital in order to continue to develop its Project and exploit its Deposit. See "Item2. Management's Discussion and Analysis or Plan of Operation."

MKBY will need to obtain additional funding to pursue its business strategy during the next fiscal year. At the present time, MKBY anticipates seeking additional funding through the private placements of its equity securities, joint venture agreements, production financing, and/or the incurrence of debt (including possibly pre-sale loans). MKBY's inability to raise additional capital to fund operations through the remainder of this year and through the next fiscal year would have a detrimental effect on its viability and its capability to pursue its business plan.

GOVERNMENTAL APPROVAL. MKBY is in the process of obtaining all necessary governmental approvals for the development of the Deposit. The initial approvals required for the advancement of the project into the production phase are: 1) from the Ministry of the Environment of the Province of Quebec and 2) from the Ministry of Energy and Natural Resources, a mining lease covering the claims or property where the mining and recovery plant will be installed and occupy. In the history of natural resources development in the Province of Quebec, no legitimate mining development and construction project has ever been refused these authorizations. If additional approvals are necessary for any development in the future, MKBY intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable MKBY to obtain any requisite approvals. In the event MKBY is not able to obtain the necessary approvals, its development plans and operations could be negatively impacted.

GOVERNMENTAL REGULATION. The mining industry is regulated on the federal and provincial levels in Canada. MKBY currently believes its operations on all of its properties are in compliance with all governmental regulations, and MKBY intends to comply with all governmental regulations as MKBY continues to explore, develop, and exploit its property.

EMPLOYEES. As of September 30, 2001, MKBY had six employees. MKBY also utilized the services of various individuals on a consulting basis. None of MKBY's employees are covered by a collective bargaining agreement, MKBY has never experienced a work stoppage, and MKBY considers MKBY's labor relations to be excellent.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

MKBY has not yet commenced, nor generated revenue from any commercial operation. The following information discusses MKBY's proposed plan of operation.

LIQUIDITY AND CAPITAL RESOURCES

To date MKBY's activities have been financed primarily through the sale of equity securities, and MKBY anticipates the need for additional financing through the foreseeable future. No assurance can be given that the proceeds of the private offering of MKBY's securities or any other source of funding described in this Registration Statement will provide sufficient funds to undertake all of its planned project expansion for the next twelve months.
MKBY estimates that its capital needs over the twelve-month period from the date of this Registration Statement will be approximately $2,600,000. While income is expected to be generated from the property MKBY plans to move into production (assuming that its production and marketing of the vanadium is successful), it is anticipated that significant additional financing will still be required to complete the development of a commercially viable project.
There can be no assurance that MKBY will be able to obtain this additional financing, or that the terms of any such financing would be favorable to MKBY. MKBY's failure to obtain the required financing would be detrimental to its ability to remain a viable company and to exploit its Deposit.

A summary of MKBY's financing activities during the past year is included in
Part II, Item 4, "Recent Sales of Unregistered Securities."and is attached to the Part lll Item l (a) documents exhibit.

PROPERTY EXPLORATION AND DEVELOPMENT

A complete description of the Deposit at MKBY's Lac Dore property is contained in Item3, Description of the Property. MKBY intends to continue with exploration and development of the Deposit by completing the Feasibility Study. MKBY's primary focus during the next two years is to have its Project move into the production stage in order to begin to exploit the vanadium reserves in the Deposit. If the results of the Feasibility Study are positive, MKBY plans for expenditures on equipment and related start-up operations in order to proceed with mining of the Deposit.

EQUIPMENT PURCHASES

As MKBY works to advance the Deposit to the production stage, additional mining equipment will be needed. MKBY intends to purchase the necessary equipment, or enter into a joint venture with another entity that already has the necessary equipment, in order to exploit the Deposit's vanadium resources. Should MKBY enter into a joint venture agreement, its joint venture partner would likely receive a share of the revenues derived from exploitation of the Deposit, on such terms as its Board of Directors may determine is in the best interests of its company and its shareholders. A substantial portion of any proceeds received from further fund raising activities would be utilized for acquiring necessary equipment and personnel to perform mining operations related to the Project.

PERSONNEL REQUIREMENTS

If MKBY is successful in its attempt to raise capital and move the Project into the production stage, MKBY will need to hire additional personnel or sub-contract the production work to an outside contracting entity, or enter into a joint venture with another entity that is able to perform the production work in exchange for a share of the revenues produced. The method MKBY decides to use to advance to the production stage will depend upon its ability to finance its operations. MKBY intends to consider the need for hiring additional personnel, and whether or not to use a joint venture structure, as part of its overall determination of how MKBY can best move into vanadium production given its available capital and other resources at that time.

RESULTS OF OPERATIONS

Its future financial performance, once MKBY advances into the production stage, is dependent on many external factors. World prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price-fixing, pegging and/or controls, and respond to changes in domestic and international political, social and economic environments. Additionally, the availability and cost of funds for production (and other costs) are increasingly difficult to project. All of these factors can materially affect MKBY's financial performance.

ITEM 3. DESCRIPTION OF MKBY'S PROPERTY

        MKBY's principal place of business is located at 3362 Moraine Drive, Brighton, Michigan 48114. This is the home office of the President, who does not charge MKBY rent. The remaining MKBY officers also operate from home offices located in; Grand Rapids, MI, Rouyn Noranda, QC Canada, and London, ON Canada. MKBY's Ft. Collins, CO. office lease expires on March 31, 2002 and is not expected to be renewed.

        MKBY has two properties; the Lac Dore Vanadium Deposit and the Kelsey Lake Diamond Mine. Both are mining properties and described in detail below.

LAC DORE VANADIUM PROJECT:  THE "DEPOSIT"

McKenzie Bay Resources was organized in 1998 to acquire and develop the Deposit of vanadium-titanium minerals located in the Lac Dore Geological Complex near Chibougamau, Quebec, Canada. MKBY's primary objective has been to develop the Deposit into a producing mine (the "Project") to exploit the mineral reserves contained in the Geological Complex. The Deposit, North America's largest deposit of vanadium (Qualification Report-IOS Services Geoscientifiques) is considered to be the second largest in the world (see previous IOS Reference), with the Bushveld Region Vanadium deposit in South Africa being the largest (Roskill). If MKBY can successfully achieve its objectives, the Project could potentially become the second largest vanadium producer in the world (The Lac Dore Vanadium Project Report and the 1997 Assessment Work Report Completed by IOS Services Geoscientifiques Inc., in 1997). If successfully completed, it will be the first primary producing vanadium pentoxide mine in North America (see previous IOS Assessment Work Report reference), and one of the lowest-cost producers in the world (see previous IOS Assessment Work Report reference).

LOCATION AND MEANS OF ACCESS

The Deposit is located at the Lac Dore complex, in Rinfret and LeMoine townships, approximately 16 miles east-southeast of Chibougamau, Quebec. There are currently two access roads leading to the site of the Project.

TITLE AND CLAIM

        MKBY's title to the Deposit and right to exploit its reserves stems from the Department of Natural Resources of Quebec and the Company's acquired claims to the Deposit. Claims can expire when conditions for renewal are not met, but can be renewed indefinitely providing the conditions for renewal are respected.

The Deposit is comprised of 276 mining claims. All of the open ground claims at the Deposit were acquired by McKenzie Bay Resources in 1997 to 1999 for $30,000, except for twenty-one claims that were held by SOQUEM, Inc. ("SOQUEM"). Those twenty-one claims (the "SOQUEM Claims") are subject to an Option and Joint Venture Agreement (the "SOQUEM Agreement"), effective February26, 1999, a copy of which is being filed with this Registration Statement as Exhibit (a-1). The SOQUEM Agreement supersedes a previous agreement with SOQUEM dating back to August 24, 1998 (the "Previous SOQUEM Agreement"). The SOQUEM Agreement provides for SOQUEM to sell the SOQUEM Claims to MKBY, subject to the following terms and conditions:

the issuance of one million shares of its restricted common stock to SOQUEM;

the issuance of one million warrants for shares of MKBY's common stock to SOQUEM, exercisable at CDN$2.00 [US$1.30] per share for two years from the date of acceptance by SOQUEM's Board of Directors;

all of its vanadium properties at the Deposit and SOQUEM's claims shall be considered one property;

MKBY granted to SOQUEM the irrevocable option to acquire a 20% undivided interest in all of its vanadium properties at the Deposit. To acquire its 20% interest, SOQUEM would have to pay 20% of all capital expenditures (CAPEX) as defined in the Feasibility Study to build the mine, mill and refinery;

SOQUEM is entitled to seat one Director on MKBY's Board of Directors as part of the SOQUEM Agreement.

MKBY will deliver to SOQUEM a copy of the Feasibility Study within a period of thirty six (36) months from August 31, 1998. This time limit was extended for MKBY to deliver the Feasibility Study to SOQUEM to August 31, 2002. (see June 21st 2001 letter attached to SOQUEM Agreement (Exhibit a-1) indicating extension of the Agreement)

MKBY, or its successors, will finance all further expenses related to the Deposit;

MKBY will provide SOQUEM with quarterly progress reports and yearly annual reports of all prospecting, exploration, and development work on the Deposit;

MKBY is entitled to sell and transfer a smaller undivided interest in the Deposit from its total 80% undivided interest, subject to the terms and conditions of the SOQUEM Agreement, without SOQUEM's prior consent;

in the event MKBY is unable to fulfill all conditions set forth in the SOQUEM Agreement, then upon the expiration of thirty (30) days from the date of a written notice from SOQUEM to MKBY, the SOQUEM Agreement will become automatically null and void and the terms of the previous SOQUEM Agreement, as amended, will be revived and will govern the relationship between MKBY and SOQUEM. If that happens, MKBY would have to restore the 50% undivided interest in the SOQUEM Claims back to SOQUEM.

However, SOQUEM will keep the common stock and the warrants issued to SOQUEM pursuant to the SOQUEM Agreement as damages liquidated in advance; and the SOQUEM Agreement is governed in accordance with the laws of the Province of Quebec, Canada.

The SOQUEM Agreement is attached as part of the Part lllItem l (a) exhibits Subsequent to the SOQUEM Agreement, a subscription agreement (the "Subscription Agreement") to purchase shares of MKBY's common stock was entered into as of July19, 2001 between MKBY, SOQUEM, the Societe de Development de la Baie de James (the James Bay Development Association, or "SDBJ"), and the Societe de Developpement des Entreprises Minieres et D'exploration, Societe en Commandite Sodemex S.E.C. ("Sodemex", and together with SOQUEM and SDBJ, collectively referred to as the "Investors"). In the Subscription Agreement, the Investors agreed to invest an aggregate amount of One Million Two Hundred Thousand Canadian Dollars (equivalent to US$780,000.00), in exchange for receiving in the aggregate 799,666 shares of MKBY's common stock.

The conditions of the Subscription Agreement include, but are not limited to, MKBY's delivery to the Investors of a written confirmation by the Minister of Natural Resources of the Province of Quebec of government assistance in favor of MKBY in the minimum amount of One Million Four Hundred Thousand Canadian Dollars (equivalent to US$910,000.00), to fund the Feasibility Study associated with the Project, and the appointment of a representative of SOQUEM to act as the project manager for the Project. MKBY is also obligated under the Subscription Agreement to certify to the Investors that MKBY has not assumed, guaranteed or in any way become liable for any debts, obligations or liabilities of its wholly owned subsidiary GWDC, other than the property and equipment leases, which, along with GWDC itself, are currently in the process of being conveyed to Roberts Construction Company.

HISTORY OF THE DEPOSIT.

LAND STATUS. An agreement between the Government of Quebec and the native Canadian Cree and Innuit communities was reached in the 1970s that describes the Deposit and the surrounding area as "Category 3" land. Under that document, known as the "James Bay Agreement", Category 3 land is managed by the Municipalite de la Baie de James (the James Bay Municipality), is considered public domain, and is regulated by the Loi des Mines du Quebec (Quebec's provincial mining law). Under this arrangement, the citizens of Quebec gained unrestricted rights to this land. Native trapping and hunting rights must be honored, and the need to fulfill social commitments as outlined in the James Bay Agreement still remain. This includes honoring the trapping lines that are in place within the Deposit area.

None of the land within the Deposit area has any special designations for parks or faunal preserves or reservations, or any indication of special environmental restriction which precludes MKBY from fully-exploiting its claims to the Deposit.

Prior to MKBY's acquisition of the Deposit, there was no mining activity conducted at the site.

ENVIRONMENTAL ISSUES. Approval of any mining activities at the Deposit is required by the Comite D'Evaluation Environmentale (the Environmental Evaluation Committee, or "Comev"), a joint committee made up of the Societe de Development de la Baie de James ("SDBJ"), the Ministere de l'Environment et de Faune de Quebec (the Quebec Ministry of Fauna and the Environment), and certain representatives of the Cree and Innuit native communities. MKBY will be obligated to set aside reclamation funds. The Department of Natural Resources of the Province of Quebec established guidelines in 1995, and requires mine developers to produce a restoration planalong with a financial warranty to cover 70% of the costs related to the site restoration after the mine closure. Plans must be submitted before mine operations begin and must include:

General information regarding the proponent and its technical advisors, the site location, previous activity in the area, the type of mining activities and economic spin off involved, a description of the environment, a copy of any provincial, federal and municipal authorizations, attestations or permits.

A description of the current and planned mining activities.

A description of the site rehabilitation program.

A description of the proposed emergency plan and monitoring program.

Restoration costs and work schedule.

  The maximum duration of payments is 15 years. (Section 10.5 from the 'Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements') (The Guidelines)

CURRENT STATUS OF THE DEPOSIT.

        MINING. The topography and geology of the Deposit are ideally suited for an open-pit mining operation. The slope-like facing can be mined from the bottom inward in three directions and open-pit mining from the top of the slope, with the mill located in good proximity to the mining operation (results of drilling, IOS 1997 Report). MKBY's target is for an output of 11,800 tons of ore per day, representing 4.307million tons of ore and waste annually, over a 20-year production life. Conservative figures of 0.47 % head-grade with an overall 57.5% recovery of vanadium pentoxide forecast estimated initial annual production rates of approximately 25.4 million pounds, or approximately 12,000 tons (from feasibility data- ongoing SNC Lavalin Bankable Feasibility Study).

FEASIBILITY STUDY

As part of its plan to advance to the production stage, MKBY has commissioned a bankable feasibility study (the "Feasibility Study"). Under the SOQUEM Agreement, MKBY was originally obligated to deliver to SOQUEM an independent bankable feasibility study by August31, 2001. In April2001, MKBY was granted an extension by SOQUEM to deliver the Feasibility Study by January31, 2002.
The Feasibility Study of the Deposit includes preparation of the Project Schedule, capital cost estimate, operating cost estimate, financial analyses, and a final report. Should the outcome of the Feasibility Study be positive, MKBY intends to proceed to the production stage of the Project. In addition, positive outcome of the Feasibility Study will enable SOQUEM to exercise its option to acquire a 20% interest in the Project by paying for 20% of the capital expenditures (CAPEX) required to construct the mine and refinery. Assuming that it chooses to exercise its option, SOQUEM and MKBY intend to form a joint venture for the construction and production of the Project, which will be North America's first primary producing vanadium pentoxide mine and refinery. MKBY would retain 80% ownership of the joint venture, and SOQUEM would retain the other 20%. (see Title and Claim section, page 29)

The Feasibility Study is being performed by SNC-Lavalin Group, Inc., an engineering and construction firm based in Canada (listed as "SNC" on the Toronto Stock Exchange). The Feasibility Study is being funded in part by a grant form Canada's Economic Development Agency for the Regions of Quebec. As of September 30, 2001, the status of the Bankable Feasibility Study is approximately 50% completed.

MINE, MILL AND REFINERY. For an annual production of 12,000 tons of vanadium pentoxide, it has been estimated that approximately 146 tons of magnetite per hour will be used as kiln feed. To be in balance, this would necessitate an output at the mine of 11,800 tons of ore per day. MKBY plans for mining via an open-pit operation. Ultimately, the open-pit would have a 1:0.8 pit ratio, meaning that for every unit of magnetite recovered, 0.8 of a unit of waste matter would be moved.

The ore dressing process will involve a primary ball mill, a primary low intensity magnetic separator, a secondary rod mill, and a secondary triple-step high intensity magnetic concentrator. This will remove the non-magnetite
matter from the magnetite, including silica.   A silicate floatation column may
potentially be used for finishing.

The 146 tons per hour kiln feed will require a 20 foot [5.5 meter] wide and 165 foot [55 meter] long kiln. MKBY feels this is the practical size limit of the technology currently available. An insulated building is likely to be required above this device to protect it from seasonal temperature swings, rainfall, and
snow.  Soda ash will be used as an alkali reactant to make soluble   the
vanadium and facilitate the  removal of impurities.

The vanadium refinery will utilize the Ammonium Metavanadate route ("AMV Route"), which is a process used to purify vanadium. This is the most commonly used vanadium purification process, the second most common process being known as the Ammonium Polyvandate route ("APV Route"). The AMV route is easier, and less aggressive in terms of corrosion. The AMV route is used utilized by all vanadium processors world wide. Most of the operation will be held in close circuit, using calcine (roaster output), sulfuric acid, caustic soda, and ammonium sulfate as reactants, and will produce detergent-grade sodium sulfate as commercial by-products. Other than leached calcine, emissions will be kept to a minimum using cyclone and dust scrubbers at the kiln output. The kiln heat will serve to drive an evaporator to dry any refinery waste or purge liquor.

A standard tailings pond will be required to contain the slime from the concentrator and recover the H2O. This slime, made up of standard silicate and typically barren of sulfides, will likely have no acid generation potential and no toxicity. About 1.5 million tons of slime will be produced annually and will be contained and stored.

A second pond will be needed to hold the leached calcine. This material is slightly toxic (unleached water-soluble sodium vanadate) and will require special care to be securely contained. The containment will be within a double layered impervious liner, set in an area with solid rock structure, not a threat to water tables etc., and within the environmental guidelines set forth by the various government agencies.

EQUIPMENT AND INFRASTRUCTURE.

INFRASTRUCTURE. A portion of MKBY's infrastructure costs will go towards improving accessibility. There are currently two access roads leading to the Project site. However, MKBY will need to upgrade one or both of the roads to accommodate the increased traffic requirements that the production stage of the Project will bring. Choosing to upgrade the shorter, northern route would reduce the costs associated with upgrading, maintenance, travel, and travel time. MKBY will not likely need to construct a spur from the main railroad line, and a docking platform at the Project site, in order to transport both large amounts of coal and soda ash to the Project site, and to move the milled vanadium to its point of distribution via rail service. Hydroelectric hook-up will also be required, as well as the construction of a processing facility for water.

The installation of a kiln is also a substantial infrastructure requirement. Quebec Hydro, the largest producer of electricity in Quebec, has indicated that MKBY may be able to employ a kiln that could be pre-heated electrically, thereby reducing the size of the kiln and reducing the fuel required to heat it.

MKBY's planning and calculations have been based on a "worst-case" assumption that there will be no support from the Quebec Government for any infrastructure development for this project. However, it is standard industry practice that mining activities receive substantial financial government support to defray the costs of building mines. The Quebec Government has a long-standing precedent in providing support to the resources industry in such situations. Indications of support from ranking Quebec government officials and branches, has been verbalized extensively to MKBY that it is anticipated such support will be forthcoming. The Canadian and Quebec government financially supported the preparation of a Bankable Feasibility Study currently being prepared. Nevertheless, as no definitive agreement for such governmental aid is in place at this time, and may not come in the time or amounts required, or at all, MKBY is planning on the assumption that MKBY will have to finance the entire operation, or with the help of commercial partners which would share in any revenues generated from such operations.

ROCK FORMATIONS AND MINERALIZATION.

        Proven/probable, tonnages, grades - name of person making estimate (Rejean Girard, IOS Geoscientifiques Inc. Published in Qualification Report)

 (See 'RESOURCES. RESOURCE ESTIMATES AND GRADES' PAGE 43.

        Estimate is of in-place material or of recoverable material - if in-place, show the anticipated losses resulting from mining methods and beneficiation or preparation.

 The in-place losses anticipated losses has been calculated at 42.5 %.

        Estimates other than proved or probable should not be disclosed unless previously provided to someone for acquiring securities.

FORECAST MINING & REFINERY OPERATIONS

METALLURGY. A review in 1999 by D. Stuart Bradbury of archival metallurgical processing studies performed at CRM pilot plant in Quebec) on the Deposit confirmed that vanadium pentoxide recovery was proven by a process similar to one currently employed by South African producers (Stratcor, Xstrata and Highveld mines in S.A.). Mr.Bradbury, a chemical engineer and part owner of Nutritech (Pty) Ltd., and Savanco (Pty) Ltd., of South Africa, is a world-renowned expert on vanadium recovery methods, and determined that the studies included test-processing of over 600 tons of the ore from the deposit.

Systematic laboratory-scale testing of the alkali roasting process, coupled with the AMV Route, indicated that the Deposit's concentrate behaves similarly to South African Bushveld concentrates, yielding comparable recoveries of commercial grade V2O5. Further testing, carried out by Rautaruuki Oy, [a Finish corporation], and simulating pellet roasting in a shaft kiln with the Ammonium Poly Vanadate ("APV") Route, yielded comparable overall high recoveries (greater than 85.0%) of commercial grade V2O5. This means that Lac Dore deposit is competitive with those of South Africa.

Magnetic concentrates taken from samples of MKBY's Lac Dore ore were graded at levels of vanadium pentoxide of graded between 1.47% and 1.63%, which is slightly lower than the concentrates at Bushveld, South Africa, but better than any other producers. However, key contaminants in the Deposit concentrates were significantly lower than those in the Bushveld concentrates (less than 1.0% SiO2, compared to 1.5-2.0% SiO2). These low contaminant levels will result in significant cost savings in MKBY's production of V2O5 due to lower sodium salt consumption, which is typically required to remove silica contaminants. Other contaminants, such as calcium (0.17%) and magnesium (0.24%), are proportionately lower as well. In addition, the totally unweathered nature of the Deposit should result in very high recovery of V2O5 from vanadium bearing magnetite, as compared with run-of-mine ore. This should offset lower V2O5 content in terms of mill throughput.

METALLURGICAL TESTING. Intensive metallurgical testing was carried out by the Ministere des Richesses Naturelles of Quebec Centre de Recherches Minerales (the Center for Mineral Studies of the Ministry of National Resources of the Province of Quebec "CRM") at a cost estimated today at more than C$4million today. The CRM's testing was performed from 1975 through 1981. The remaining metallurgical work was performed at the Finland-based Rautaruuki Oy, and several other private and public research centers, in the late 1970's and early 1980's. In Mr.Bradbury's opinion, the amount of metallurgical work performed was far in excess of any he had seen performed on any of the South African vanadium deposits prior to the commencement of production there. Improvements are expected from previous recovery rates and concentrate grades by applying industry wide advancements made to the processes over the last twenty-one years.

ORE DRESSING. A pilot plant concentration test was performed on bulk samples of 52 tons and 107 tons, with grading at 0.66% and 0.65% of V2O5, respectively produced concentration factors of 1:2.8 and 1:3.1 and a 79.0% recovery of V2O5. Contaminant levels were lower than both refinery requirements set by South African concentrates. Uranium is not present in the Deposit making it a positive. No significant amounts of chromium or arsenic contamination were noticed in the Deposit's concentrates.

ROASTING AND LEACHING TESTS. The vanadium extraction from the magnetite samples taken from MKBY's Lac Dore Deposit involved roasting of the ore with soda ash in order to produce a soluble sodium vanadate. This salt is then leached with water, precipitated as ammonium polyvanadate and calcined again to produce ammonia and vanadium pentoxide.

Laboratory scale roasting tests were extensively carried out by the CRM. Various parameters were fluctuated, including the soda ash content, temperature, time, use of sodium chloride or sulfate, etc. According to Mr.Bradbury, the results of these tests compare with the tests completed on Bushveld ore by Mintek, a South African mineral testing and research facility. Recoveries, using APV route, were similar (70% to 96%) to those obtained in South African refineries, and should be around 78% in industry scale.

It is important to mention that the basic technology behind this vanadium purification process is the same today as it has been since the late 1940s. Applications to raw vanadiferous magnetite were developed by Union Carbide in the early 1960s, and are used extensively in South Africa. Such technology is well understood and MKBY's management feels it should not present application difficulties with respect to its exploitation of vanadium deposits at Lac Dore. Currently, all vanadium refineries in the world use a rotary kiln for roasting, coupled with the APV or AMV route in the refinery.

INTENSIVE FUSION AND SLAGGING. Extensive metallurgical work has been devoted to the development of an intensive fusion process capable of recovering pig iron, titanium and vanadium pentoxide, a hybrid process between Highveld of South Africa and QIT in Sorel. This process is considered too capital-intensive, and therefore will not be considered by MKBY for use at the Deposit.

COMPARISON WITH SOUTH AFRICAN PRODUCERS. Mr.Bradbury, who was instrumental in the building of two vanadium recovery facilities in South Africa, prepared a comparison of MKBY's Lac Dore Deposit to those in the Bushveld region of South Africa. This table demonstrates that the Project at Lac Dore can be competitive, and thus provide a challenge to South African-based producers, Anglo-Highveld, Xstrata and Stratcor.

DESCRIPTION                 SOUTH AFRICA                   LAC DORE
---------------------       -----------------------        ------------------------------
Ore Resources               Not available                  Greater than 0.45 billion tons
Headgrade                   Not available                  0.45% V2O5
Concentrate Resources       0.2 billion tons               0.15 billion tons
Concentrate Grade           1.5-1.7% V2O5                  1.45-1.6% V2O5
Concentrate Fact.           1:1.1                          1:3
Mine Setting                Strip mining                   Open pit mining
Thickness                   1.5 meters (5 feet)            100-200 meters (330-660feet)
Length                      100's of km                    16 km
Dip of layers               10-20'                         70-80'
Pit ratio                   1:10?                          Less than 1.1 for ultimate pit
Mining cost                 Rising                         Low indefinitely
Mine-mill distance          Up to 110 km, rising           Less than 2 km indefinitely
Ore type                    Partly oxidized, soft          Fresh, hard and bouncy
Grinding cost               Low                            High
Concentrate purity          2% SiO2                        Less than 1% SiO2
Mill recovery               90%                            75% (improvement expected)
Refinery recovery           78% average                    78% expected
Coal                        Cheap                          Inexpensive (Pennsylvania)
Electricity                 Expensive                      Cheap and abundant
Soda ash                    Expensive ($220/ton)           Cheap ($65/ton)
Labor                       Overstaffed uneducated         Experienced, available
Labor cost                  Cheap but rising               Expensive
Accessibility               Scattered ownership            100% MKBY
Expertise                   Available                      Could be Acquired
Climate                     Dry and hot                    Harsh and cold
Fresh water                 Expensive                      Plentiful and cheap
Environment                 Changing from unrestricted     Zero emission
Political                   Unstable                       Stable
Taxation                    Royalty based                  Profit based
USA import duty             13%                            -0-
Cost of Production          MKBY$1.50-2.00                 Est. MKBY$ 1.40-1.70
Corporation                 Many multinationals            J/V with Quebec Gov't


RESOURCES.

DR. GILLES O. ALLARD  STRATIGRAPHY

On discovery of the Dore Lake Layered Complex, Dr. Allard divided it into major stratigraphic zones; the Anorthosite Zone at the bottom; followed upward by the Layered Zone; the Sodagranophyre Zone and the Upper Border Zone. The detailed mapping completed by Drs.Allard and Caty in both the Rinfret and Lemoine Townships ultimately led to the to the discovery of the vanadium deposit in the Layered Zone.

The following was suggested, using 'A' for the predominance of the metaanorthosite and anorthosotic rocks and 'P' for mataferropyroxenites.

TOP

P3member: metaferropyroxenite-metaferrogabbro

A2 member: metagabbroic anorthosite

P2 member; magnetite, metaferropyroxenite, metaferrogabbro

A1 member: metaanorthosite, metagabbroic anorthosite

P1 member: magnetite, metaferrogabbro

The mapping executed under extreme conditions, with thick and heavy forestation, was in sharp contrast to conditions in 1998 when hydraulics and backhoes were employed. A program by Rejean Girard of IOS, resulted in an addition of a new member, P0, located at the base of the original P1,and the use of a P3 member at the top of the original P2 member described by Allard and Caty. The P3 is not part of the vanadium bearing orezone. With this recent mapping, Dr. Allard's stratigraphy, (P1-A1-P2-A2-P3) has been partly revised. Various screens of anorthosite are interveneered with these units. The local stratigraphy is presently defined as such, from bottom (North) to top (South):

Footwall anorthosite, devoid of magnetite

P0 - Anorthosite with small scattered beds of magnetite

P1 - Anorthosite with abundant and thick beds of magnetite

P2 - Magnetite and layered gabbros (main ore body)

P3 - Magnetite-Ilmenite bearing pyroxenite

Hanging wall, mainly gabbro and pyroxenite

This stratigraphy is more or less continuous along strike for the whole of the Deposit, although thickness does vary. Horizons for the Eastern, Western and Southwestern orebodies extend, almost continuously, for 4.8 kilometers in length and correspond to a package of horizons steeply dipping towards the southeast. Eastern and Western orebodies are separated by a topographic gully but the ore-bearing horizons seem uninterrupted. Western and Southwestern orebodies are offset by a cross-fault, corresponding to a second gully and separated by a narrow stretch of low-grade ore. Eastern and Western orebodies show a thickness of 100 to 150 meters, reaching locally up to 200 meters of mineable ore. However, the Southwestern orebody is 50 to 100 meters in thickness, but is locally injected by abundant dykes devoid of magnetite ore. Although thinner, the horizon remains open to the Southwest, and is likely linked to the Lac Armitage extension. Vanadium grades decrease sharply towards the stratigraphic top of the Deposit in the southeast. Towards the bottom, in the northwest, vanadium grades increase, while magnetite content decreases, suggesting a much wider zone of mineable ore.

MKBY has completed nearly Can$1.2 million worth of geological work to confirm the extensive exploration and development work previously performed by the Quebec government. MKBY has acquired all the data compiled from exploration work started in the 1960s, and added additional documentation including a 'Qualification Report' issued by IOS Geoscientifiques Services Inc.

DEPOSIT GEOLOGY. The Deposit is sixteen (16) kilometers [10 miles] long, fifty to two hundred (50-200) meters [165-660 feet] wide, extending Northeast to the Southwest located in Rinfret and Lemoine Townships, approximately twenty-six
(26) kilometers [16 miles] east-southeast of Chibougamau, Quebec. Parallel to the stratigraphy, the ore zone extends along a northeasterly trending relief, expressed as an elongated hill reaching one hundred twenty (120) meters [394 feet], fringing the Lac Dore' lowlands to the north.

The Historical work centered on only five kilometers of the Deposit and identified three orebodies, namely the Eastern, Western and Southwestern. MKBY acquired the Eastern and Western orebodies from SOQUEM and staked the remainder of the Deposit. MKBY has acquired two new extensions, Northeastern and Armitage. Work involving magnetometric survey, mapping and sampling was completed on these extensions to the main body of the deposit.

Located mainly in the P1 and P2 zones (the Deposit is in the lowermost part of the 450 to 900 meters thick Layered zone of the Deposit made up of rhythmically layered beds rich in pyroxene, magnetite or ilmenite, and intercalated with layers of anorthositic gabbro. Dr.Gilles O. Allard, who discovered the vanadium in 1966, describes the vanadium-bearing magnetite deposit as "an alternation of layers of solid titaniferous magnetite, magnetite rich gabbro, magnetite rich pyroxenite, gabbro and anorthositic gabbro. The solid magnetite layers range from a fraction of an inch to four feet. The magnetic band is everywhere at the same stratigraphic horizon, but each magnetite layer is discontinuous and exhibits marked changes in thickness and character along strike."

VANADIUM RESOURCES ESTIMATES AND GRADES. MKBY's Deposit is approximately 10 miles in length, varies in width between 195 and 660 feet and is an open pit deposit with little overburden, and no ore sites under water. Trenching and channeling activities completed by IOS allows calculation of indicated surface resources for the eastern and western ore bodies of the Deposit, as follows:
P0, P1, P2, P3 & P4 represent the Deposit's various geological strategraphic layers (previously described in this report).

      P0   0.194% V2O5   240,000 tons per vertical meter [3.3 feet]
      P1   0.340% V2O5   430,000 tons per vertical meter [3.3feet]
      P2   0.486% V2O5   952,000 tons per vertical meter [3.3feet]
      P4   0.163% V2O5   331,900 tons per vertical meter [3.3feet]

If only the P2 is included in the mining plan, a value of one million tons per vertical meter is used in the calculations. Resources are based on the surface indications, but can be expanded downward to 100 meters [330 feet] based on data obtained from 38 test drill holes and that ore bearing layers are continuing to a depth of more than 100 meters [330 feet]. The stratabound nature of the Deposit, its regional extension, and the down-plunge orientation of the strain ellipsoid also support this prediction. All drill holes were suspended at their highest concentrate grade vanadium intercepts, and none extended through the orebody. Using a pit one hundred meters deep and a 2.5 million ton per year mining rate as an example, vanadium resources are stated as follows:

  Class                         Tonnage        Grade           Mining Life
  -------------------------     --------       -----------     -----------
  Measured resources             32.2 MT       0.65% V2O5      13 years
  Indicated resources            67.8 MT       0.486% V2O5     27 years
  Total Evaluated resources     100.0 MT       0.486% V2O5     40 years

Please note that 'measured resources' and 'proven resources' are the same, while 'indicated resources' are geological estimates, meaning 'probable resources' by definition.

These 'geological estimates' have a high probability of accuracy, since application of computer technology has been a boon to calculating mineral deposits.

Various inferred resources can be extrapolated between depths of 100 to 200 meters [330 and 660 feet] in the Eastern and Western orebodies, as well as from the Southwest, Northeast and Armitage orebodies. These resources are crudely estimated at 350 million tons at 0.45% V2O5.

The IOS Qualification Report issued May 11, 1998 states that under any consideration, the estimated available mineable resources in the Deposit far exceed the requirements to sustain the project for a forty (40) year mining life. (IOS 1997 Report). This extrapolation is based on the nearly 4,500 meters of channel sampling , mapping and magnetometer survey in 1997, previous drilling and estimates calculated in 1975 by Kish and SIDAM.

HOW TO ASSAY VANADIUM. Vanadium does not occur as an individual mineral, but instead substitutes for iron in magnetite (Fe3O4). The difficulties involved in assaying vanadium, as well as the difference from the assaying of other minerals, requires further clarification.

Minerals such as copper, lead, zinc, silver, and gold are measured by assaying the total body of rock to be mined. The assays are referred to as "head grades" because the entire rock is milled. In the case of vanadium, head grades have much less meaning, since the body of rock to be mined has to be crushed and processed by magnetic separation providing a magnetic concentrate. Roasting and chemical leaching for extraction of the vanadium pentoxide then processes the concentrate.

The concentrate is the target for valuation and scrutiny, and the basis for determining the feasibility of the Deposit. Thus, the important parameters for assaying of vanadium are the amount of vanadium in the magnetic concentrate and the percentage of magnetite in the rock. A rock could have but 10% magnetite producing a head grade of only 0.20% V205, but the magnetic concentrate for the same rock could show an assay of 2.0% V205. Copper, on the other hand, is hosted by chalcopyrite, which always contains 34.6% copper. The amount of vanadium pentoxide present in magnetite can vary from 0 to 2.5%. For this reason "head grade" has very limited meaning in reference to vanadium assays.

PROJECT ASSAYING PROCEDURE. IOS Geoscientifiques Services Inc., performed assaying of 1,734 different three-meter-long [10 foot-long] channel samples, including all fieldwork. The fieldwork included line cutting, stripping, surveying, magnetometric survey, mapping, trenching and assaying. Each three meter long [10 foot-long] channel sample (approximately 40 kilos [88 pounds] each) were channeled, bagged, labeled, and sealed in the field. No one other than IOS (a consulting engineering company who has performed nearly 500 mining consultations), technicians were authorized or had access to cut and manipulate these samples. All samples were trucked by IOS authorized personnel to Laboratoire S.L. Inc., an independent engineering firm in Ville de la Baie, IOS 9002, nearby to IOS facilities, for primary crushing and splitting. A 250 gram aliquot, which is a representative sample of the deposit, was then ground to 100 mesh and sent to Chemex Laboratories in Rouyn-Noranda for final preparation, and then shipped by Chemex to their assaying facilities in Vancouver. Results were faxed and modem-transferred to IOS. In order to control the laboratories, an IOS geochemical internal reference sample was added randomly for every 50 samples. Any unused crushed material was stored in IOS facilities to later be used for the metallurgical composite sample. No one other than certified independent laboratory personnel had or have access to the core samples.

VANADIUM PENTOXIDE MARKETS. MKBY has signed a guaranteed off-take agreement (the "Off-take Agreement") with MFT Metals & Ferro-Alloys Trading, a metals trader, guaranteeing the annual off-take of 1.2 million pounds vanadium pentoxide for a period of ten years from the date of first production, with a ten-year extension. Pricing under the Agreement is to be market price less 4%.

PRE-FEASIBILITY STUDY. Cambior, Inc. ("CBJ"- AMEX, TSE, ME) completed a pre-feasibility study of the Deposit in 1999.

KELSEY LAKE DIAMOND MINE.

Kelsey Lake Diamond Mine, the only commercial diamond mine in the United States, straddles the Colorado-Wyoming border between Ft. Collins, Colorado and Laramie, Wyoming. Under the ownership of DCNL, commercial production began in 1996 and continued until it was suspended in 1997 due to financial difficulties. When MKBY acquired DCNL from Redeurum Ltd. in April 2000, MKBY wound all of DCNL's business into Great Western Diamond Company ("GWDC"), MKBY's newly formed, wholly owned subsidiary. MKBY initially intended to recommence mining activities at Kelsey Lake, but positive developments at its Lac Dore site prompted MKBY to restructure its business plan. MKBY determined that the best course of action would be to sell the Kelsey Lake property in order to devote its full attention and resources to developing the Deposit at Lac Dore.

In September 2001, a Purchase Agreement was entered into between MKBY, as the seller, and Roberts Construction Company and BJ&J Ltd. (collectively, the "Purchaser"), a copy of which is being filed with this Registration Statement as Exhibit 1-a (and noted on page 5). Under the terms of the Purchase Agreement, MKBY shall convey to the Purchaser all mining leases and related permits and all equipment and fixtures related to Kelsey Lake and GWDC. As compensation, the Purchaser shall assume all liabilities of GWDC and its company that relate to the Kelsey Lake mine, and half of certain other liabilities, including certain employment and construction obligations. MKBY will receive a purchase price at least equal to the book value of the equipment purchased, less the debts set forth in the Purchase Agreement. The Purchaser shall also provide a new reclamation bond to replace the bond presently posted on behalf of GWDC, thus eliminating any further payment obligation on the part of GWDC and MKBY with respect to the Kelsey Lake mine.

The Purchaser is currently in the middle of the due diligence period, which is set to run for 180 days from September 06, 2001, the acceptance date of the Purchase Agreement, with two additional, successive 90-day extension periods available at the Purchaser's request. During the due diligence period, the Purchaser may choose to operate the mine as a means of making determinations as to its potential. Any proceeds from the sales of any diamonds mined or processed during the due diligence period will be applied first against the Purchaser's cost of operations, then to payment of the liabilities and expenses of GWDC related to the Kelsey Lake mine. Any excess beyond those amounts will be remitted to MKBY.

If the Purchaser is not satisfied with its findings made during the due diligence period, the Purchaser may terminate the Purchase Agreement. Should the Purchase Agreement be terminated for that or any other reason, MKBY would most likely pursue alternate purchasers for the property or liquidate its assets.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of MKBY's securities as of September 30, 2001 for (i) each current Director,
(ii) each current officer, (iii) all persons known by management to beneficially own more than 5% of MKBY's outstanding shares, and (iv) all officers and Directors as a group. The title of the class of securities listed in the following table is Common Stock.

NAME AND ADDRESS OF             NUMBER OF SHARES
BENEFICIAL OWNER (1)            BENEFICIALLY OWNED (2)     PERCENT OF TOTAL (3)
---------------------------     ----------------------     --------------------
(ii) Gary L. Westerholm (4)             3,950,000                19.28%
3362 Moraine Drive
Brighton, MI. U.S.A.
48114

(ii) John Sawarin                         800,000                 3.9%
143 Windsor Avenue
London, ON. Canada
N6C 2A1

(i) Rocco Martino (5)                     380,769                 1.9%
1468 Garywood Drive
Burr Ridge, IL. U.S.A.
60521

(iii) SOQUEM Inc. (6)                   1,270,133                 6.2%
2600, boulevard Laurier
Tour Belle Cour, Bureau
2500 5e etage
Sainte-Foy, QC. Canada.
G1V 4M6

(ii) Gregory Bakeman                        7,500                 N/A
4815 Green Hill Court,
Grand Rapids, MI. U.S.A.
49546

(ii) Dr. Gilles O. Allard                 250,000                 1.2%
225 Hampton Court,
Athens, GA. U.S.A.
30605-1403

(ii) Robert Bryce                         240,000                 1.2%
465 Boulevard Sabourin
Val D'Or, QC. Canada
J9P 4W6

(ii) Donald R. Murphy                     250,000                 1.2%
635 Perreault Street East
Rouyn Noranda, QC. Canada
 J9X 3E1

(iii) Steve D. & Karen A.               1,736,018                 8.5%
McCormick (J/T)
P.O. Box 1254
Bismarck, ND. U.S.A.
58502
                                        =========                =====
All officers & directors as a group     6,878,269                33.6%

Unless otherwise noted, MKBY believes that all shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all shares owned by them.

A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised. As of the date of this Registration Statement, no warrants or rights to acquire shares have been granted, however, options have been granted as follows:

                                NUMBER OF    EXERCISE       DATE OF
     NAME                       OPTIONS      PRICE/SHARE    EXPIRY

     Gary L. Westerholm         530,000      MKBY$1.00      Various
     John Sawarin               430,000      MKBY$1.00      Various
     Dr. Gilles O. Allard       100,000      MKBY$1.00      Various
     Robert Bryce                50,000      MKBY$1.00      Various
     Rocco Martino               80,000      MKBY$1.00      Various
     Donald Murphy              430,000      MKBY$1.00      Various
     Gregory Bakeman            255,000      MKBY$1.00      Various

Assumes 20,407,275 shares outstanding as of September 30, 2001.

Mr. Westerholm's shares are held in the name of the Westerholm Family Living Trust dated June 8, 1995.

(5)     Mr. Martino's shares are held in the name of Martino Investment
Partners LP

(6)     Soquem's shares are held in the name of Soquem Inc

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names, ages and positions of MKBY's directors and executive officers as of September 30, 2001:

Name                    Age   Position With The Company      First Elected

Gary L. Westerholm      55    President, CEO, Director       February 1, 1999
Donald R. Murphy        58    Vice-President and Director    February 1, 1999
Dr. Gilles O. Allard    74    Vice-President and Director    February 1, 1999
Gregory N. Bakeman      46    Treasurer, CFO and Director    February 1, 2000
John W. Sawarin         67    Secretary and Director         February 1, 1999
Robert Bryce            60    Director                       February 1, 1999
Rocco J. Martino        47    Director                       February 1, 1999

BIOGRAPHIES.

Gary Westerholm is a resident of and Certified Public Accountant in the State Michigan. He received his Bachelor's degree in Accounting from Detroit College of Business in 1976 and become a Michigan CPA in August 1980. Although he no longer practices as a CPA, he remains a member of the Michigan Association of Certified Public Accountants and the American Institute of Certified Public Accountants. In 1985, Mr. Westerholm co-founded an open-pit mining company called London Aggregate, which was subsequently sold to SE Johnson & Company of Maumee, Ohio in October 1994. Thereafter he was employed as a registered representative by Linsco Private Ledger, a stock brokerage firm located in Plymouth, Michigan. He received his marketing securities license from the NASD in 1995. Mr. Westerholm resigned from Linsco in 1997 in order to devote his full attention to the business activities of MKBY, and was elected President and CEO in 1999. Mr. Westerholm's positive attitude and entrepreneurial approach continues to be a driving force in the advancement of MKBY and the Project.

Donald R. Murphy is a Canadian citizen living in the Province of Quebec. He received his Bachelors degree in Education from Notre-Dame de Foy College in 1996. Since 1999 he has been elected as officer and director of MKBY. In 1993, he was elected President of De la Societe de developpement de la Baie James (SDBJ) and the President of the Management Committee of Road and Airports in the James Bay Territory and remained in this capacity until 2001. He served as Vice President of MSV Mining Resources Inc., a mining company, from 1994 to 2001. From 1987 to the present, he was and is a member of the Verification and
Executive Committee   and a director of Campbell Resources, a mining company
listed on the TSE ("CCH"). In 2000 he was elected to the Board of Maude Lake Resources. CDNX (MAU)

Dr. Gilles O. Allard, a Canadian geologist, retired from his teaching position at the University of Georgia in 1998 and has since been actively involved with MKBY in the capacity of Vice President Exploration, although he was not elected to his current office until 1999. He received his Bachelor of Arts degree in language and Bachelor of Science degree in geology from the University of Montreal in 1948 and 1951. He then received his masters of administration in geology from Queens University in Kingston, Ontario, in 1953, and his Ph.D. in geology from Johns Hopkins University in Baltimore, Maryland, in 1956. During his graduate studies he discovered the Siderite Copper deposit in Quebec, Canada, taught courses in Geology at Petrobas Escola de Geologia in Salvador, Brazil from 1958 to 1964, and discovered the vanadium deposit at Lac Dore in 1966. Prior to his tenured teaching position at the University of Georgia, he spent one year teaching at the University of California, Riverside. In 1998, Dr. Allard received the Dufresne Award from the Canadian Institute of Mining and Metallurgy for lifetime achievement and contributions to his profession and the mining industry as a geologist and academic.

Gregory N. Bakeman an American citizen residing in Michigan, is the Chief Financial Officer of MKBY. He is a graduate of Michigan State and Grand Valley State Universities, receiving his BA in Business from MSU and MBA in Finance from GVSU in 1981 and 1986, respectively. Prior to joining MKBY in 2000, Mr. Bakeman was the Chief Financial Officer of Micro-C Technologies, Inc., from 1999-2000, where he was instrumental in leading the company through its sale to the Japanese conglomerate Kokusai Electric, Ltd. From 1997-1999 Mr. Bakeman was a Vice President in the Investment Banking Department of First of Michigan Corporation (a Fahnestock & Co. wholly owned subsidiary) where he provided a full range of investment banking services to middle market companies. From 1996-1997 Mr. Bakeman was Vice President - Business Development with Fleet Capital Corporation, an asset based lending company.

John W. Sawarin is a Canadian residing in Ontario. In his 35 years with Sandoz Canada Inc, he was in management at regional and national levels from 1982 to 1996. Mr. Sawarin served as Chairman of APMR, the education division of the Pharmaceutical Manufacturers Association of Canada, from 1990 to 1992. After retiring from his position with Sandoz, he provided consulting services for 2 years to a variety of companies, including Sandoz, a small biotechnology company called Bioniche, and the merged Sandoz/Ciba-Giegy Company Novartis and to a local publishing venture. From 1996, Mr. Sawarin, provided assistance and support to Gary Westerholm and the development of MKBY from its private to public status and has served as Director and Officer from 1999 on. In 1996, he was elected Director and Officer of Xemac Resources Inc., a mining company listed on the CDNX as "XEM" and remains in that capacity at present.

Robert Bryce is Canadian and a Quebec resident. He received his Bachelor of Science degree in Mining Engineering from the University of Toronto in 1960 and his MBA in Business Administration from the University of Western Ontario in 1964. Mr. Bryce in the last five years, has been and is President of Xemac Resources Ltd., since 1996, a CDNX listed (XEM) resource company; a Director of MKBY Resources Ltd., since 1998; Director of Arca Exploration Ltd., CDNX
(ACX), Tagish Gold Corp., CDNX (TLG), and Western Wind Energy CDNX (WND) since 2000; Director of South Malartic Exploration CDNX (SMU) since 2001, and President of ABITING, a private Consulting Firm since 1996. From 1965 to 1975 he served as Chief Engineer and Assistant Mining Manager at Falconbridge's Chapais copper operation near Chibougamau, gaining experience in open-pit and underground mining operations. Until 1991, Mr. Bryce served as Project Manager and then General Manager of at Las Mines Selbaie, a gold and base metals producer in Joutel, QC. Aur Resources of Val D'Or QC., then employed him as Vice President of Operations from 1991 to 1994, where he developed the underground operations for their copper-zinc deposit located in Louvicourt. Since 1994 he has been President of Xemac Resources, as well as three other companies. In 1992 he was named a fellow of the Canadian Institute of Mining and Metallurgy, and he served as president of The Quebec Mining Association from 1989-1990.

Rocco J. Martino resides in Illinois. A Certified Public Accountant, he earned a BBA in Finance from Notre Dame University in 1976, and an MBA from Loyola University, Chicago, in 1978. From 1979-89, Mr. Martino worked for Price Waterhouse in Chicago, spending his last 6 years in the Mergers and & Acquisitions Group, where he played an active roll in a number of leveraged buyouts, acquisitions, and divestitures, including most of LaSalle Capital's acquisitions and divestitures. After being promoted to partner at Price Waterhouse, he departed to join LaSalle Capital, where he has been a partner in their Chicago office since 1989. Since 1995, he has been a director and shareholder of the general partnership which manages National Metalwares, L.P. He is also a director and shareholder of Precision Products Group, Inc. since 1992; from 1989 to 2000, a director and limited partner of Wm. E. Wright LP.; chairman/director/stockholder in Simplex Mfg since Aug. 2000. Mr. Martino also served as Director of the Classics International Entertainment, Inc., which no longer is in operation.

CONSULTANTS.

        While not executive officers, directors, or employees of the Company, the following individuals provide MKBY with consulting services that significantly contribute to the Company and the execution of its business plan.

Consultant-Geological.

Rejean Girard, president of IOS Services Geoscientifiques, Inc., completed his B.Sc. degree in Geology in 1995 at Laval University, Quebec City. He continues to work on his Earth Sciences Masters program and a Mineral Resources Doctorate program at the Quebec University in Chicoutimi. From 1982 to 1994 he was with the Quebec Department of Energy and Resources, Geological Survey of Canada, and Norges Geologisk Undersokelse, the Geological Survey of Norway. Since 1992, he has concentrated on fieldwork in the James Bay and Grenville geological regions. As a consultant during the last 5 years, his work activities have included project management, budget assessments, database management, and other fieldwork. He has worked on large-scale mapping projects in Labrador, Norway and northern Quebec. To date, he has been involved in nearly 500 exploration projects in the world. IOS continues to provide services to MKBY.

Consultant-Technical and Metallurgical.

D. Stuart Bradbury graduated from Manchester University in the United Kingdom with a Bachelor of Science degree in Chemical Engineering in 1965. A chemical engineer by profession, he initially specialized in evaporation, crystallization, heat, and mass transfer processes. He emigrated to South Africa in 1973 and formed his own company, Process Plant (Pty) Ltd. He was involved in the South African vanadium industry early on, and evolved from designing and supplying equipment to engineering complete vanadium plants. IMS
(Pty) Ltd. acquired control of Process Plant in 1988, and it is now known as IMS Projects, where Mr. Bradbury remains a technical director and consultant. He has been involved in various capacities with Transvaal Alloys of South Africa, Vanadio de Maracas of Brazil, C.M.P. and Sali Hochschild of Chile, and P.M. and Clough Mining in Australia. Mr. Bradbury also has extensive experience in all aspects of the production of vanadium pentoxide.

        George Annandale received his B.Sc. in Chemical Engineering in 1965 from the University of Pretoria, an M.D.P. and M.B.L. from the University of South Africa in 1984, and an A.E.P. from the Univesity of Pittsburgh in 19880. He has extensive experience in the chemicals and explosives industries, and has done significant work with vanadium in many arenas. From 1970 to 1981 he worked in Production Management at Union Carbide, overseeing design, construction and commissioning of vanadium facilities at various sites around the world.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION

The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of MKBY. However, in accordance with corporate legal principles, the Board is not involved in day-to-day operating details. Members of the Board are kept informed of MKBY's business through discussions with the Chairman and other officers, by reviewing analyses and reports sent to them, and by participating in Board and committee meetings. Board members are not presently compensated, but are reimbursed for their expenses associated with attending Board meetings. MKBY has no standing committees at this time.

FAMILY RELATIONSHIPS.

        To the best of MKBY's knowledge, there are no family relationships among its directors and executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

        During the past five years, none of MKBY's directors, executive officers, promoters or control persons have been involved in any of the following:

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) ;

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

Being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.


ITEM 6. EXECUTIVE COMPENSATION

Four executive management employees of MKBY are currently receiving compensation. They are Gary Westerholm, Gregory Bakeman, John Sawarin and Donald Murphy.

Mr. Westerholm, President, is paid compensation at the rate of $100,000 per year. MKBY does not currently have an employment agreement with Mr.Westerholm.

Mr. Bakeman, Chief Financial Officer, is paid compensation at the rate of $75,000 per year. MKBY does not currently have an employment agreement with Mr. Bakeman.

Mr. Sawarin Officer and Director of the company, is paid compensation at a rate of $75,000. McKenzie Bay International Ltd., does not currently have an employment agreement with Mr. Sawarin.

Mr. Murphy, Vice-President of McKenzie Bay is paid compensation at the rate of $85,000 per year. MKBY does not currently have an employment agreement with Mr. Murphy.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

MKBY's authorized capital consists of 75,000,000 shares of common Stock, par value $.01, of which 20,486,775 are outstanding. The material terms of the securities are as follows: All of MKBY's authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in MKBY's discretion, out of funds legally available therefrom. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, nor any cumulative voting rights. MKBY's Board of Directors may from time to time declare and authorize payment of dividends, as they deem advisable.

  Subject to the rights of members, all dividends on shares shall be declared and paid according to the number of shares held. No dividends have been declared since incorporation. The outstanding shares are fully-paid and non-assessable.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MKBY's securities currently trade on the OTC-electronic bulletin board, although MKBY intends to apply for trading on the American Stock Exchange ("AMEX") upon the filing of this Registration Statement. MKBY has not paid any cash dividends on its common stock since its incorporation and MKBY anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business. As of September 30, 2001, the approximate number of record holders of MKBY's common stock was 273.

ITEM 2. LEGAL PROCEEDINGS

There are no material pending legal proceedings, and MKBY is not aware of any threatened legal proceedings to which MKBY may be a party.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

MKBY has experienced no recent change in or disagreement with its accountant. MKBY's present auditor, Zaritsky Penny, Chartered Accountants, London, Ontario, Canada, has been its auditor since inception. MKBY's management intends to retain Zaritsky Penny as its auditor for the foreseeable future.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

PLEASE PROVIDE THE FOLLOWING INFORMATION for all securities that have been sold within the past three years:

The date, title and amount of securities sold;  The data is attached as follows:



                                MCKENZIE BAY INTERNATIONAL LTD.
                                        SHARE REGISTER


Name                        Ownership     Date          Shares        Amount            Total             Options      Amount
                            Cdn / For                                    $                $                              $
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
Sawarin, John                   C       26/Aug/96       100,000         0.05           5,000.00
Westerholm Family Trust         F       01/Sep/96     1,800,000         0.05          90,000.00
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
YEAR END - SEPT. 30, 1996                             1,900,000                       95,000.00                 0
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
                                                                                          $0.05

Harper, Allen & Mildred         F       30/Oct/96       300,000         0.05          15,000.00
McCormick, Glenn                C       13/Jan/97                                          0.00           125,000       0.20
McCormick, Glenn                C       15/Jan/97       300,000         0.05          15,000.00
MacDonald, Earl                 C       15/Jan/97       100,000         0.05           5,000.00
Westerholm, Gary                F       28/Jan/97     2,200,000         0.05         110,000.00
Quinn, John                     C       31/Jan/97       800,000         0.05          40,000.00
Sawarin, John                   C       01/Mar/97       400,000         0.05          20,000.00
Quinn, Beverly                  C       03/Mar/97       400,000         0.05          20,000.00
Hamel, Alfred                   C       12/Mar/97                                          0.00            50,000       0.50
Hamel, Alfred                   C       12/Mar/97                                          0.00            50,000       1.00
Hamel, Alfred                   C       12/Mar/97                                          0.00            50,000       1.50
Allard, Gilles                  F       12/Mar/97                                          0.00            50,000       0.20
Allard, Gilles                  F       12/Mar/97                                          0.00            50,000       0.50
Allard, Gilles                  F       12/Mar/97                                          0.00            50,000       1.00
Allard, Gilles                  F       12/Mar/97                                          0.00            50,000       1.50
Sawarin, John                   C       15/Mar/97       500,000         0.05          25,000.00
Allard, Gilles                  F       20/Mar/97       200,000         0.05          10,000.00
Bryce, R                        C       21/Mar/97       400,000         0.05          20,000.00
DiMora & Assoc.                 F       26/Mar/97       120,000         0.05           6,000.00
King, Paul Jr.                  F       26/Mar/97        25,000         1.00          25,000.00
King Family Trust               F       26/Mar/97       100,000         1.00         100,000.00
Retpak Ltd.                     F       26/Mar/97                                          0.00           250,000       1.00
Kovaleski, Walter               F       25/Apr/97        34,000         1.00          34,000.00
Yorgey, Kirk                    F       01/May/97        10,000         1.00          10,000.00
Legault Joly                    C       12/May/97                                          0.00           100,000       1.00
Quinn, John                     C       16/Jun/97        30,000         0.25           7,500.00
MacDonald, Earl                 C       16/Jun/97        30,000         0.25           7,500.00
Fortier, Gilles                 C       16/Jun/97        10,000         0.25           2,500.00
McCormick, Glenn                C       16/Jun/97        30,000         0.25           7,500.00
Spriel, Peter                   C       30/Jun/97        15,000         2.00          30,000.00
DiMora & Assoc.                 F       30/Jun/97        30,000         2.00          60,000.00
Spriel, Peter                   C       07/Jul/97        10,000         2.00          20,000.00
Slack, Lucile                   C       09/Jul/97        25,000         2.00          50,000.00
Spriel, Peter                   C       11/Jul/97        10,000         2.00          20,000.00
Cerra, Vito                     F       22/Jul/97        30,000         2.00          60,000.00
Spriel, Peter                   C       29/Aug/97        50,000         2.00         100,000.00
Yorgey, Kirk                    F       05/Sep/97        10,000         2.00          20,000.00
Quinn, Beverly                  C       14/Sep/97        50,000         2.00         100,000.00
King Family Trust               F       23/Sep/97        75,000         2.00         150,000.00
Bakeman, Greg                   F       23/Sep/97         5,000         2.00          10,000.00
Fleisher, Michael               F       25/Sep/97         5,100         2.00          10,200.00
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
YEAR END - SEPT. 30, 1997                             8,204,100                    1,205,200.00           825,000
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
                                                                                          $0.15

Nordberg, Edwin                 F       02/Oct/97         7,000         2.00          14,000.00
Ronay Investments Pty Ltd.      F       03/Oct/97        25,000         2.00          50,000.00
Murphy, Donald                  C       02/Nov/97                                          0.00            50,000       2.00
Murphy, Donald                  C       03/Nov/97         5,000         2.00          10,000.00
Chemplant Projects BV           F       10/Dec/97                                          0.00           300,000       1.00
Bakeman, Greg                   F       19/Jan/98         5,000         2.00          10,000.00
King, Paul Jr.                  F       26/Jan/98        25,000         1.00          25,000.00
King Family Trust               F       26/Jan/98        75,000         2.00         150,000.00
King Family Trust               F       26/Jan/98       100,000         1.00         100,000.00
DiMora & Assoc.                 F       21/Apr/98        15,000         2.00          30,000.00
Gibouleau, Alain                C       29/Jul/98        50,000                            0.00
Bryce, R.                       C       29/Jul/98       (50,000)                           0.00
Denoncourt, Annie               C       29/Jul/98        50,000                            0.00
Bryce, R.                       C       29/Jul/98       (50,000)                           0.00
Quinn, Beverly                  C       07/May/98        50,000         2.00         100,000.00
Spriel, Peter                   C       24/Jul/98        25,000         2.00          50,000.00
CK Dragon Trust                 F       17/Aug/98       135,000         0.00             135.00  US
Sawarin, John                   C       31/Aug/98       400,000         0.05          20,000.00
Westerholm, Gary                F       31/Aug/98       400,000         0.05          20,000.00
Sawarin, John                   C       31/Aug/98       300,000         0.05          15,000.00
Hamel, Alfred                   C       01/Sep/98                                          0.00            50,000       2.00
Allard, Gilles                  F       01/Sep/98                                          0.00            50,000       2.00
Westerholm, Gary                F       01/Sep/98                                          0.00            50,000       2.00
Sawarin, John                   C       01/Sep/98                                          0.00            50,000       2.00
Quinn, Beverly                  C       22/Sep/98        15,000         2.00          30,000.00
DiMora & Assoc.                 F       23/Sep/98        15,000         2.00          30,000.00
King Family Trust               F       24/Sep/98        25,000         2.00          50,000.00
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
YEAR END - SEPT. 30, 1998                             9,826,100                    1,909,335.00         1,375,000
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
                                                                                          $0.19

DeGasperis, Peter               C       28/Oct/98       175,000         0.05           8,750.00
Murphy, Donald                  C       02/Nov/98        50,000         0.05           2,500.00
Hamel, Alfred                   C       10/Nov/98        20,000         0.50          10,000.00           (20,000)      0.50
Lafond, Jocelyn                 C       30/Nov/98        20,000         0.05           1,000.00
SOQUEM                          C       08/Dec/98     1,000,000         2.00       2,000,000.00
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
QUARTER END - DEC. 31, 1998                          11,091,100                    3,931,585.00         1,355,000
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
                                                                                          $0.35

Hamel, Alfred                   C       12/Jan/99        30,000         0.50          15,000.00           (30,000)      0.50
Allard, Gilles                  F       12/Jan/99        50,000         0.20          10,000.00           (50,000)      0.20
Fordee Mgmt Co.                 F       15/Jan/99       134,475         0.01           1,344.75  US
DeGasperis, Gisele              C       20/Jan/99       200,000         1.00         200,000.00          (200,000)      1.00
Hamel, Alfred                   C       20/Jan/99                                          0.00           (50,000)      1.00
Hamel, Alfred                   C       20/Jan/99                                          0.00           (50,000)      1.50
Allard, Gilles                  F       20/Jan/99                                          0.00           (50,000)      0.50
Allard, Gilles                  F       20/Jan/99                                          0.00           (50,000)      1.00
Allard, Gilles                  F       20/Jan/99                                          0.00           (50,000)      1.50
Retpak Ltd.                     F       20/Jan/99                                          0.00           (50,000)      1.00
Legault Joly                    C       20/Jan/99                                          0.00          (100,000)      1.00
Murphy, Donald                  C       20/Jan/99                                          0.00           (50,000)      2.00
Hamel, Alfred                   C       20/Jan/99                                          0.00           (50,000)      2.00
Allard, Gilles                  F       20/Jan/99                                          0.00           (50,000)      2.00
Westerholm, Gary                F       20/Jan/99                                          0.00           (50,000)      2.00
Sawarin, John                   C       20/Jan/99                                          0.00           (50,000)      2.00
Chemplant Projects BV           F       20/Jan/99                                          0.00                         1.00
McCormick, Glenn                C       27/Jan/99       125,000         0.20          25,000.00          (125,000)      0.20
Martino, Rocco                  F       27/Jan/99       230,769         1.00         230,769.00
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
QUARTER END - MAR. 31, 1999                          11,861,344                    4,413,698.75           300,000
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
                                                                                          $0.37

Kovaleski, Walter               F       22/Apr/99        34,000         1.00          34,000.00
Spriel, Tim                     C       01/Apr/99        15,000         0.01             150.00  US
Spriel, Darla                   C       01/Apr/99        15,000         0.01             150.00  US
Tsumura, Art                    C       01/Apr/99         5,000         0.01              50.00  US
Graham, Kevin                   C       01/Apr/99         5,000         0.01              50.00  US
Spriel, Peter Jr.               C       01/Apr/99        15,000         0.01             150.00  US
Cutforth, Dennis                C       01/Apr/99        10,000         0.01             100.00  US
Slack, Michael                  C       01/Apr/99        10,000         0.01             100.00  US
Sigouin, Brad                   C       01/Apr/99        10,000         0.01             100.00  US
Spriel, Elaine                  C       01/Apr/99        15,000         0.01             150.00  US
MacLeod, Darlene                C       01/Apr/99        15,000         0.01             150.00  US
MacLeod, Thomas                 C       01/Apr/99        15,000         0.01             150.00  US
MacLeod, Jim                    C       01/Apr/99        15,000         0.01             150.00  US
MacLeod, Lawrence               C       01/Apr/99        15,000         0.01             150.00  US
Shecapio, John                  C       01/Apr/99        15,000         0.01             150.00  US
DeGasperis, Peter               C       01/Apr/99        15,000         0.01             150.00  US
Filipovic, Milan                C       01/Apr/99        10,000         0.01             100.00  US
Little, Moneta                  C       01/Apr/99         5,000         0.01              50.00  US
DeGasperis, Gisele              C       01/Apr/99         7,500         0.01              75.00  US
Lemay, Donald                   C       01/Apr/99        10,000         0.01             100.00  US
Dockweiler, Ronald              F       01/Apr/99        10,000         0.01             100.00  US
Carris, Robert                  F       01/Apr/99         5,000         0.01              50.00  US
King, Paul Jr.                  F       01/Apr/99        10,000         0.01             100.00  US
King Family Trust               F       01/Apr/99        15,000         0.01             150.00  US
Fast, Charles                   F       01/Apr/99        10,000         0.01             100.00  US
Kovaleski, Walter III           F       01/Apr/99         5,000         0.01              50.00  US
Harper, Allen                   F       01/Apr/99        15,000         0.01             150.00  US
Petroskey, Kathy                F       01/Apr/99         5,000         0.01              50.00  US
Bakeman, Gregory                F       01/Apr/99         7,500         0.01              75.00  US
Spriel, Jacoba                  C       01/Apr/99        15,000         0.01             150.00  US
Spriel, Peter                   C       01/Apr/99        15,000         0.01             150.00  US
Barry, Allan & Co. Inv. Inc.    C       01/Apr/99        10,000         0.01             100.00  US
Stinson, Deane                  C       01/Apr/99         5,000         0.01              50.00  US
Aviation Boreal Inc.            C       01/Apr/99         5,500         0.01              55.00  US
Arsenault, Glen                 C       01/Apr/99         5,500         0.01              55.00  US
Arsenault, Jean-Marie           C       01/Apr/99         5,500         0.01              55.00  US
Rougerie, Yves                  C       01/Apr/99        15,000         0.01             150.00  US
McEwen, Yvonne                  C       01/Apr/99        10,000         0.01             100.00  US
Fordee Mgmt Co.                 F       01/Apr/99        20,000         0.01             200.00  US
Vencap Finance Limited          F       01/Apr/99       500,000         0.01           5,000.00  US
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
QUARTER END - JUN. 30, 1999                          12,806,844                    4,456,814.12           300,000
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
                                                                                          $0.35

Westerholm, Gary                F       16/Mar/99                                                         100,000       1.00
Bouchard, Michel                C       16/Mar/99                                                          50,000       1.00
Martino, Rocco                  F       16/Mar/99                                                          50,000       1.00
Sawarin, John                   C       16/Mar/99                                                         100,000       1.00
Allard, Gilles                  F       16/Mar/99                                                         100,000       1.00
Bryce, Robert                   C       16/Mar/99                                                          50,000       1.00
Murphy, Donald                  C       16/Mar/99                                                          50,000       1.00
Hamel, Alfred                   C       16/Mar/99                                                         100,000       1.00
Coopersmith, Howard             F       16/Mar/99                                                          50,000       1.00
Bakeman, Greg                   F       16/Mar/99                                                          50,000       1.00
Cerra, Vito                     F       22/Jul/99        20,000         2.00          40,000.00
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
YEAR END - SEPT 30, 1999                             12,826,844                    4,496,814.47         1,000,000
-----------------------     ---------   ---------     ---------       ------       ------------           -------      ------
                                                                                          $0.35


                                MCKENZIE BAY INTERNATIONAL LTD.
                                  SHARE REGISTER (continued)


Name                                Total         Expiry       Warrants     Amount          Total       Expiry          Exer.
                                      $                                       $               $
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
Sawarin, John                         0.00                                                    0.00
Westerholm Family Trust               0.00                                                    0.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
YEAR END - SEPT. 30, 1996             0.00                         0                          0.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
                                     $0.00                                                   $0.00

Harper, Allen & Mildred               0.00                                                    0.00
McCormick, Glenn                 25,000.00       13/Jan/02                                    0.00
McCormick, Glenn                      0.00                                                    0.00
MacDonald, Earl                       0.00                                                    0.00
Westerholm, Gary                      0.00                                                    0.00
Quinn, John                           0.00                                                    0.00
Sawarin, John                         0.00                                                    0.00
Quinn, Beverly                        0.00                                                    0.00
Hamel, Alfred                    25,000.00       12/Mar/00                                    0.00
Hamel, Alfred                    50,000.00       12/Mar/01                                    0.00
Hamel, Alfred                    75,000.00       12/Mar/02                                    0.00
Allard, Gilles                   10,000.00       12/Mar/07                                    0.00
Allard, Gilles                   25,000.00       12/Mar/07                                    0.00
Allard, Gilles                   50,000.00       12/Mar/07                                    0.00
Allard, Gilles                   75,000.00       12/Mar/07                                    0.00
Sawarin, John                         0.00                                                    0.00
Allard, Gilles                        0.00                                                    0.00
Bryce, R                              0.00                                                    0.00
DiMora & Assoc.                       0.00                                                    0.00
King, Paul Jr.                        0.00                       25,000      1.00        25,000.00                       yes
King Family Trust                     0.00                      100,000      1.00       100,000.00                       yes
Retpak Ltd.                     250,000.00       26/Mar/99                                    0.00
Kovaleski, Walter                     0.00                       34,000      1.00        34,000.00                       yes
Yorgey, Kirk                          0.00                       10,000      1.00        10,000.00     01/May/01
Legault Joly                    100,000.00       12/May/07                                    0.00
Quinn, John                           0.00                                                    0.00
MacDonald, Earl                       0.00                                                    0.00
Fortier, Gilles                       0.00                                                    0.00
McCormick, Glenn                      0.00                                                    0.00
Spriel, Peter                         0.00                       15,000      2.00        30,000.00     01/May/01
DiMora & Assoc.                       0.00                       30,000      2.00        60,000.00     01/May/01
Spriel, Peter                         0.00                       10,000      2.00        20,000.00     01/May/01
Slack, Lucile                         0.00                       25,000      2.00        50,000.00     01/May/01
Spriel, Peter                         0.00                       10,000      2.00        20,000.00     01/May/01
Cerra, Vito                           0.00                       30,000      2.00        60,000.00     01/May/01         yes (20)
Spriel, Peter                         0.00                       50,000      2.00       100,000.00     01/May/01
Yorgey, Kirk                          0.00                       10,000      2.00        20,000.00     01/May/01
Quinn, Beverly                        0.00                       50,000      2.00       100,000.00     01/May/01
King Family Trust                     0.00                       75,000      2.00       150,000.00                       yes
Bakeman, Greg                         0.00                        5,000      2.00        10,000.00                       yes
Fleisher, Michael                     0.00                        5,100      2.00        10,200.00     25/Sep/01
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
YEAR END - SEPT. 30, 1997       685,000.00                      484,100                 799,200.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
                                     $0.83                                                   $1.65

Nordberg, Edwin                       0.00                        7,000      2.00        14,000.00     02/Oct/01
Ronay Investments Pty Ltd.            0.00                       25,000      2.00        50,000.00     03/Oct/01
Murphy, Donald                  100,000.00       02/Nov/99                                    0.00
Murphy, Donald                        0.00                                                    0.00
Chemplant Projects BV           300,000.00       10/Dec/99                                    0.00
Bakeman, Greg                         0.00                       (5,000)     2.00       (10,000.00)
King, Paul Jr.                        0.00                      (25,000)     1.00       (25,000.00)
King Family Trust                     0.00                      (75,000)     2.00      (150,000.00)
King Family Trust                     0.00                     (100,000)     1.00      (100,000.00)
DiMora & Assoc.                       0.00                       15,000      2.00        30,000.00     21/Apr/02
Gibouleau, Alain                      0.00                                                    0.00
Bryce, R.                             0.00                                                    0.00
Denoncourt, Annie                     0.00                                                    0.00
Bryce, R.                             0.00                                                    0.00
Quinn, Beverly                        0.00                       50,000      2.00       100,000.00     31/Jul/02
Spriel, Peter                         0.00                       25,000      2.00        50,000.00     31/Jul/02
CK Dragon Trust
Sawarin, John                         0.00                                                    0.00
Westerholm, Gary                      0.00                                                    0.00
Sawarin, John                         0.00                                                    0.00
Hamel, Alfred                   100,000.00       01/Sep/03                                    0.00
Allard, Gilles                  100,000.00       01/Sep/03                                    0.00
Westerholm, Gary                100,000.00       01/Sep/03                                    0.00
Sawarin, John                   100,000.00       01/Sep/03                                    0.00
Quinn, Beverly                        0.00                       15,000      2.00        30,000.00     22/Sep/02
DiMora & Assoc.                       0.00                       15,000      2.00        30,000.00     23/Sep/02
King Family Trust                     0.00                       25,000      2.00        50,000.00     24/Sep/02
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
YEAR END - SEPT. 30, 1998     1,485,000.00                      456,100                 868,200.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
                                     $1.08                                                   $1.90

DeGasperis, Peter                     0.00                                                    0.00
Murphy, Donald                        0.00                                                    0.00
Hamel, Alfred                   (10,000.00)                                                   0.00
Lafond, Jocelyn                       0.00                                                    0.00
SOQUEM                                0.00                    1,000,000      2.00     2,000,000.00     31/Dec/02
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
QUARTER END - DEC. 31, 1998   1,475,000.00                    1,456,100               2,868,200.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
                                     $1.09                                                   $1.97

Hamel, Alfred                   (15,000.00)                                                   0.00
Allard, Gilles                  (10,000.00)                                                   0.00
Fordee Mgmt Co.
DeGasperis, Gisele             (200,000.00)                                                   0.00
Hamel, Alfred                   (50,000.00)                                                   0.00
Hamel, Alfred                   (75,000.00)                                                   0.00
Allard, Gilles                  (25,000.00)                                                   0.00
Allard, Gilles                  (50,000.00)                                                   0.00
Allard, Gilles                  (75,000.00)                                                   0.00
Retpak Ltd.                     (50,000.00)                                                   0.00
Legault Joly                   (100,000.00)                                                   0.00
Murphy, Donald                 (100,000.00)                                                   0.00
Hamel, Alfred                  (100,000.00)                                                   0.00
Allard, Gilles                 (100,000.00)                                                   0.00
Westerholm, Gary               (100,000.00)                                                   0.00
Sawarin, John                  (100,000.00)                                                   0.00
Chemplant Projects BV                 0.00                                                    0.00
McCormick, Glenn                (25,000.00)                                                   0.00
Martino, Rocco                        0.00                      230,769      2.00       461,538.00     27/Jan/03
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
QUARTER END - MAR. 31, 1999     300,000.00                    1,686,869               3,329,738.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
                                     $0.00                                                   $1.97

Kovaleski, Walter                     0.00                      (34,000)     1.00       (34,000.00)
Spriel, Tim
Spriel, Darla
Tsumura, Art
Graham, Kevin
Spriel, Peter Jr.
Cutforth, Dennis
Slack, Michael
Sigouin, Brad
Spriel, Elaine
MacLeod, Darlene
MacLeod, Thomas
MacLeod, Jim
MacLeod, Lawrence
Shecapio, John
DeGasperis, Peter
Filipovic, Milan
Little, Moneta
DeGasperis, Gisele
Lemay, Donald
Dockweiler, Ronald
Carris, Robert
King, Paul Jr.
King Family Trust
Fast, Charles
Kovaleski, Walter III
Harper, Allen
Petroskey, Kathy
Bakeman, Gregory
Spriel, Jacoba
Spriel, Peter
Barry, Allan & Co. Inv. Inc.
Stinson, Deane
Aviation Boreal Inc.
Arsenault, Glen
Arsenault, Jean-Marie
Rougerie, Yves
McEwen, Yvonne
Fordee Mgmt Co.
Vencap Finance Limited
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
QUARTER END - JUN. 30, 1999     300,000.00                    1,652,869               3,295,738.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
                                     $0.00                                   $1.99

Westerholm, Gary                100,000.00       15/Mar/04
Bouchard, Michel                 50,000.00       15/Mar/04
Martino, Rocco                   50,000.00       15/Mar/04
Sawarin, John                   100,000.00       15/Mar/04
Allard, Gilles                  100,000.00       15/Mar/04
Bryce, Robert                    50,000.00       15/Mar/04
Murphy, Donald                   50,000.00       15/Mar/04
Hamel, Alfred                   100,000.00       15/Mar/04
Coopersmith, Howard              50,000.00       15/Mar/04
Bakeman, Greg                    50,000.00       15/Mar/04
Cerra, Vito                                                     (20,000)      2.00      (40,000.00)
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
YEAR END - SEPT 30, 1999      1,000,000.00                    1,632,869               3,255,738.00
-----------------------          ---------       ---------     --------     ------      ----------     ---------        -----
                                     $1.00                                   $1.99





                McKenzie Bay International Inc.
                            Shares
                      September 30, 2000
                             US $

                                    $            Shares
                                ------------    ----------
September 30, 1999              3,087,997.00    12,826,844

October to June
        Farrant                    25,000.00       25,000
        McNabb                     49,800.00       83,000
        Miller, Canfield            8,000.00       16,000
        Bauer                      24,000.00       40,000
        Bibeau                      5,000.00       10,000
        Brinks                     10,000.00       10,000
        Brown                      10,000.00       10,000
        Curran                      2,000.00        2,000
        Evans                     101,250.00      150,000
        Farchione                   5,000.00       10,000  ???
        Gamble                      5,000.00       10,000  ???
        Harms Trust                11,500.00       23,000
        Harms                       6,500.00       13,000
        Herz                       20,000.00       20,000
        Hodder                     50,000.00       50,000
        Horton                      5,000.00        5,000
        Ireland                     5,000.00        5,000
        Larson                      6,500.00       13,000
        Larson Trust               11,500.00       23,000
        Lawhead (Smith)             5,000.00       10,000  ???
        Ludeman                    20,000.00       40,000  ???
        Knaub                       2,000.00        4,000  ???
        Martino                    50,000.00       50,000
        Pruett                      5,000.00        5,000
        Raine                       5,000.00        5,000
        Secours                    10,000.00       10,000
        Schumacher                 50,000.00       50,000
        Schleicher                  5,000.00       10,000  ???
        Schneider                   5,000.00       10,000  ???
        Smith (Lawhead)             5,000.00       10,000  ???
        Tenbrink                   10,000.00       20,000  ???
        Wagner                      5,000.00       10,000  ???
        Wohlin                     10,000.00       10,000
        Wolfe                       2,000.00        4,000  ???
        Zahirovic                   5,000.00        5,000
        Zylstra                    50,000.00       50,000

July to September
        TT Vintage Oaks            14,990.00       45,000  ???
        Olde Discount              99,990.00      100,000  ???
        Waterford Enter. Inc.      49,500.00      150,000
        Evans                      80,000.00      100,000

Add shares for services
        Larson, Harms              13,000.00       26,000
        Miller, Canfield            8,000.00       16,000

Add shares issued on
   conversion of notes
        October to June           152,500.00      146,000
        July to September          11,329.00        8,000  ???

Add shares issued on
   DCNL settlements               175,800.00      117,200

Add shares issued
   to Redaurum                    150,000.00      100,000

Adjustment to actual shares           984.00      480,002

                                4,449,140.00   14,936,046




                        MCKENZIE BAY INTERNATIONAL LTD.
                          SHARES FOR OTHER THAN CASH
                               SEP/99 TO SEP/01
                          ALL AMOUNTS IN US DOLLARS


                                                 SHARES         $

YEAR ENDED SEPTEMBER 30, 1999
      SOQUEM             exploration claims      1,000,000       1,331,018
      DeGasperis         consulting                175,000           5,823
      Murphy             consulting                 50,000           1,664
      Lafond             consulting                 20,000             665

                                                 1,245,000       1,339,170

YEAR ENDED SEPTEMBER 30, 2000
      Miller, Canfield   legals                     16,000           8,000
      Larson, Harms      legals                     26,000          13,000

                                                    42,000          21,000

YEAR ENDED SEPTEMBER 30, 2001
      Schumacher         commissions                28,572          10,000
      Coopersmith        wages                      65,927          65,927
      Hobbs              wages                      54,429          54,429

                                                   148,928         130,356





                                MCKENZIE BAY INTERNATIONAL
                              SCHEDULE OF STOCK TRANSACTIONS
                              YEAR ENDED SEPTEMBER 30, 2001



   STOCK BALANCE SEPT. 30, 2000                                  1,587,694.67

           DEC DEPOSITS:
                   Royal Bank                                      200,000.00

           JAN DEPOSITS:
                   Royal Bank                                      250,000.00

           FEB DEPOSITS:
                   Royal Bank                                      193,788.00

           MAR DEPOSITS:
                   Royal Bank                   463,892.00
                   First Michigan               831,065.90       1,294,957.90
                                                ----------
           APRIL DEPOSITS:
                   First Michigan                                  597,200.00

           MAY DEPOSITS:
                   First Michigan                75,000.00
                                                 42,900.00
                   Royal Bank                    59,990.00         177,890.00
                                                ----------

           JUNE DEPOSITS:
                   First Michigan                13,000.00
                                                516,100.00
                                                 78,000.00
                                                126,425.00
                   Royal Bank                    18,836.00
                                                 11,700.00
                                                 58,360.46         822,421.46
                                                ----------

           JUNE SHARES ISSUED TO CLEAR DEBT:
                   H.Coopersmith                 65,927.00
                   M. Hobbs                      54,429.00         120,356.00
                                                ----------

           JULY DEPOSITS:
                   Royal Bank                    34,800.00
                   First Michigan               556,430.00
                                                355,810.00         947,040.00
                                                ----------

           AUGUST DEPOSITS:
                   First Michigan                                   65,000.00

           SEPT. DEPOSITS:
                   Royal Bank                                       40,050.00
                                                                 ------------
                                                                 6,296,398.03
                                                                 ============



Stock Ownership
All amounts in US $

                                            $            $                  $              $             In-          Shares
                                          Royal        Royal           First Mich.    Desjardins        kind
                                          MBRL         MBIL               MBIL           MBRL


October



                                          0.00            0.00            0.00              0.00           0.00             0

November



                                          0.00            0.00            0.00              0.00           0.00             0

December
        McCormick, S & K                            175,000.00                                                        500,000
        McCormick, S. JR                             15,000.00                                                         42,857
        Schumacher, B                                10,000.00                                                         28,571
        Schumacher, B                                                                                 10,000.00        28,572
                                          0.00      200,000.00            0.00              0.00      10,000.00       600,000

January
        Degasperis, P                                see below                                                         20,000
        McCormick, G                                 see below                                                         68,000
        Schumacher, B                                see below                                                        110,000
        Smith, S                                     see below                                                         60,000
        Harper, A & M                                see below                                                        132,143
        McCormick, S & K                            250,000.00                                                        279,857
        Franz, Ed                                                                                                      40,000
        Dimora & Assoc.
                                          0.00      250,000.00            0.00              0.00           0.00       512,000
February
        Popp, John (M.A.P. PP)                       59,434.00                                                         38,600
        Popp, John (M.A.P.)                          59,434.00                                                         38,600
        Watrus, G                                    49,920.00                                                         32,000
        McCormick, S & K                             25,000.00
                                          0.00      193,788.00            0.00              0.00           0.00       109,200

March
        Miller, James                                60,000.00
        Bruntjen, Scott                              50,000.00                                                         50,000
        Gartner, M                                    1,000.00                                                          1,000
        Nagel, Edwim                                  1,000.00                                                          1,000
        Nagel, E & M                                  1,000.00                                                          1,000
        Schumacher, R                                 1,000.00                                                          1,000
        Schumacher, A                                 1,000.00                                                          1,000
        Smith, S                                     25,000.00                                                         25,000
        McCormick, S JR                              25,000.00                                                         25,000
        McCormick, T                                 44,700.00                                                         44,700
        McCormick, S                                 30,300.00                                                         30,300
        McCormick, M                                  5,000.00                                                          5,000
        McCormick, Molly                              5,000.00                                                          5,000
        Henrik / Hoyer                                3,000.00                                                          3,000
        Ballweber, B                                  1,000.00                                                          1,000
        Jorgenson, N                                  1,000.00                                                          1,000
        Meier, L                                      1,000.00                                                          1,000
        Meier, M                                      2,000.00                                                          2,000
        Moritz, P                                     2,000.00                                                          2,000
        Popp, John (M.A.P. PP)                       67,964.00                                                         31,600
        Popp, John (M.A.P.)                          67,964.00                                                         31,600
        Popp, John (M.A.P. PSP)                      67,964.00                                                         31,600
        Aberle, R                                                    30,000.74                                         18,634
        Scott, B                                                      1,932.00                                      see below
        Scott, B                                                      1,932.00                                      see below
        Scott, B                                                      1,932.00                                      see below
        Scott, B                                                      1,932.00                                      see below
        Scott, B                                                    113,022.00                                         75,000
        McCormick, T                                                161,000.00                                        100,000
        Smith, S & J                                                116,725.00                                         72,500
        McCormick, S                                                215,740.00                                        134,000
        McCormick, P                                                 25,000.08                                         15,528
        Bentz, B                                                     48,300.00                                         30,000
        Brown, R (Alerus Financial)                                  88,550.00                                         55,000
        Bohl, P. (Trust Center)                                      25,000.08                                         15,528
                                          0.00       463,892.0      831,065.90              0.00           0.00       810,990

April
        Myers, J                                                     25,000.00                                         15,528
        Rolfson, L.                                                  32,200.00                                         20,000
        Schumacher, B                                                see below                                         16,700
        Smith, S & J                                                 see below                                         20,000
        McCormick, S & K                                             see below                                        300,000
        McCormick, S & K                                             see below                                         33,334
        Smith, S & J                                                540,000.00                                          6,667
                                          0.00             0.0      597,200.00              0.00           0.00       412,229

May
        Brown , R                                                    75,000.00                                         50,000
        King Family Trust (Paul)                                     32,500.00                                         25,000
        Harms, Don                                                   10,400.00                                          8,000
                                          0.00             0.0      117,900.00              0.00           0.00        83,000

June
        Mathieu, M                   19,453.48                                                                         15,000
        Matte, Jacques                6,484.50                                                                          5,000
        ?                            12,968.99                                                                         10,000
        Societe Lalande Inc          12,968.99                                                                         10,000
        Bonapace                      3,242.25                                                                          2,500
        Thibault, M                   3,242.25                                                                          2,500
        Martino Investment Ptnrs                     49,990.00                                                         50,000
        Perrault, A                                   1,300.00                                                          1,000
        Filion, D                                     1,300.00                                                          1,000
        Meilleur, Jocelyn                             1,300.00                                                          1,000
        Marcotte, Carole                              1,300.00                                                          1,000
        Berube, P                                     1,300.00                                                          1,000
        Berube, JP                                    1,300.00                                                          1,000
        Placements RPYJ                               3,900.00                                                          3,000
        Bubar, D                                     10,400.00                                                          8,000
        Larouche, LP                                  5,192.00                                                          4,000
        Levasseur, L                                  3,244.00                                                          2,500
        Masini, C                                                     6,500.00                                          5,000
        Batura, H                                                     6,500.00                                          5,000
        Masini, P                                                     6,500.00                                          5,000
        Masini, P                                                     6,500.00                                          5,000
        Masini, G & V                                                 6,500.00                                          5,000
        Riggs, M & S                                                  6,500.00                                          5,000
        Popp, A                                                       6,500.00                                          5,000
        McCarley, K & K                                               1,300.00                                          1,000
        Larson, S & K                                                 1,300.00                                          1,000
        Tutorow, J & M                                               13,000.00                                         10,000
        Bonapace, M                                                  13,000.00                                         10,000
        Thibault, M                                                   6,500.00                                          5,000
        Gietz, P                                                      6,500.00                                          5,000
        Rudy, M & S                                                   1,300.00                                          1,000
        Parker, L & R                                                 6,500.00                                          5,000
        Moorman, K                                                   12,025.00                                          9,250
        Gordon, G & L                                                 6,500.00                                          5,000
        McGuire, J                                                   13,000.00                                         10,000
        Letourneau, R                                                39,000.00                                         30,000
        Jacobsen, M                                                  39,000.00                                         30,000
                                                                     13,000.00                                         10,000
        Schumacher, B & M                                            see below                                         10,000
        McCormick, S JR                                              see below                                         19,000
        Smith, S                                                     see below                                         19,230
        McCormick, S                                                516,100.00                                        348,770
        Coopersmith, H                                                                                65,927.00        65,927
        Hobbs, M                                                                                      54,429.00        54,429
        Brink, C                                                                                                       10,000
        Murphy, D                                                                                                     250,000
                                     58,360.46       80,526.00      733,525.00              0.00     120,356.00     1,063,106

July
        Getz, Jona                                    1,300.00                                                          1,000
        Getz, Jyl                                     1,000.00                                                          1,000
        Getz, P & P                                   6,500.00                                                          5,000
        Weeden, Shirley Trust                         6,500.00                                                          5,000
        Nagel, Evan                                   1,495.00                                                          1,150
        Nagel, Ed                                       780.00                                                            600
        Smith, D & D                                  2,112.50                                                          1,625
        Nagel, G & N                                  2,112.50                                                          1,625
        Gordon, G                                    13,000.00                                                         10,000
        Karlson, K                                                    1,300.00                                          1,000
        Sween, Robert/Carol                                          15,000.00                                         10,000
        McCormick Family Trust                                       15,000.00                                         10,000
        McCormick, S & K                                             see below                                         33,334
        Smith, Sheldon                                              100,000.00                                         33,333
        Thilmony, Steve/Becky                                        45,000.00                                         30,000
        Gordon, G & L                                                 6,500.00                                          5,000
        Wolf, T & M                                                  10,010.00                                          7,700
        Dzielsky, W                                                  13,000.00                                         10,000
        Whiting, James/Elizabeth                                    150,000.00                                        100,000
        Muehler, Wayne                                               75,000.00                                         50,000
        Muehler, Lenora                                              75,000.00                                         50,000
        Bohl, Perry                                                  15,000.00                                         10,000
        Doty, D & N                                                  10,010.00                                          7,700
        McCormick, S & K                                            325,000.00                                        250,000
        Duoos, D                                                      3,900.00                                          3,000
        Hanlin, G                                                    10,010.00                                          7,700
        Davis, P                                                     10,010.00                                          7,700
        Thibault, M                                                  19,500.00                                         15,000
        Hittinger, R                                                 13,000.00                                         10,000
        SOQUEM                                                                        323,706.31                      333,333
        Societe de Baie James                                                         323,706.31                      333,333
        SODEMEX                                                                       129,482.52                      133,333
                                          0.00       34,800.00      912,240.00        776,895.14           0.00     1,478,466

August
        Walsh, T                                                     50,000.00                                         33,333
        McCormick, John III 34 LLC                                   see below
        McCormick, John IV                                           see below
        McCormick, John III                                          15,000.00                                         10,000
                                          0.00            0.00       65,000.00              0.00           0.00        43,333

September
        Galpin, Loran                                                                                                  10,000


                                          0.00            0.00            0.00              0.00           0.00        10,000


Total                                58,360.46    1,223,006.00    3,256,930.90        776,895.14     130,356.00     5,122,324
        5,445,548.50

October
                                                                     15,000.00
                                                                     39,000.00
November
                                                                       3,900.00



Stock Ownership (continued)
All amounts in US $

                                      Vouched to     Warrants        Exercise       Expiry        Vouched to      Vouched to
                                    stock transfer                    price          date        subscription      warrant
                                       reports                                                    agreement
                                     (Signature)                                              (or warrant conv.)

October





November





December
        McCormick, S & K                  X          500,000         2 CDN         29-Nov-03          X                X
        McCormick, S. JR                  X           42,857         2 CDN         29-Nov-03          X                X
        Schumacher, B                     X           28,571         2 CDN         29-Nov-03          X                X
        Schumacher, B


January
        Degasperis, P                     X           20,000         5 day - 20%   27-Jan-03                           X
        McCormick, G                      X
        Schumacher, B                     X          116,000         2 CDN         16-Jan-03          X                X
        Smith, S                          X
        Harper, A & M                     X          132,143         2 CDN         22-Jan-02                           X
        McCormick, S & K                  X
        Franz, Ed                         X           40,000         2 CDN         12-Jan-02                           X
        Dimora & Assoc.                              178,571         2 CDN         12-Jan-02                           X

February
        Popp, John (M.A.P. PP)            X                                                           X
        Popp, John (M.A.P.)               X                                                           X
        Watrus, G                         X           32,000         5 day - 20%   02-Feb-03          X                X
        McCormick, S & K


March
        Miller, James
        Bruntjen, Scott                   X
        Gartner, M                        X
        Nagel, Edwim                      X
        Nagel, E & M                      X
        Schumacher, R                     X
        Schumacher, A                     X
        Smith, S                          X
        McCormick, S JR                   X
        McCormick, T                      X
        McCormick, S                      X
        McCormick, M                      X
        McCormick, Molly                  X
        Henrik / Hoyer                    X
        Ballweber, B                      X
        Jorgenson, N                      X
        Meier, L                          X
        Meier, M                          X
        Moritz, P                         X
        Popp, John (M.A.P. PP)            X          (31,600)                                         X              N/A
        Popp, John (M.A.P.)               X          (31,600)                                         X              N/A
        Popp, John (M.A.P. PSP)        32,100        (31,600)                                         X              N/A
        Aberle, R                         X           18,634         5 day - 20%   23-Feb-03          X                X
        Scott, B                                   see below     see below         see below
        Scott, B                                   see below     see below         see below
        Scott, B                                   see below     see below         see below
        Scott, B                                   see below     see below         see below
        Scott, B                          X           75,000         5 day - 20%   23-Feb-03          X                X
        McCormick, T                      X          100,000         5 day - 20%   23-Feb-03          X                X
        Smith, S & J                      X           72,500         5 day - 20%   23-Feb-03          X                X
        McCormick, S                      X          134,000         5 day - 20%   23-Feb-03          X                X
        McCormick, P                      X           15,528         5 day - 20%   23-Feb-03          X                X
        Bentz, B                          X           30,000         5 day - 20%   23-Feb-03          X                X
        Brown, R (Alerus Financial)       X           55,000         5 day - 20%   23-Feb-03          X                X
        Bohl, P. (Trust Center)           X           15,528         5 day - 20%   23-Feb-03          X                X


April
        Myers, J                          X           15,528         5 day - 20%   23-Feb-03          X                X
        Rolfson, L.                       X           20,000         5 day - 20%   16-Apr-03          X                X
        Schumacher, B                     X           16,700         5 day - 20%   16-Apr-03                           X
        Smith, S & J                      X           20,000         5 day - 20%   16-Apr-03                           X
        McCormick, S & K                  X          300,000         5 day - 20%   16-Apr-03                           X
        McCormick, S & K                  X           33,334         5 day - 20%   16-Apr-03                           X
        Smith, S & J                      X            6,667         5 day - 20%   16-Apr-03                           X


May
        Brown , R                         X           50,000         5 day - 20%   30-Apr-03                           X
        King Family Trust (Paul)          X          (25,000)
        Harms, Don                        X           (8,000)


June
        Mathieu, M                        X
        Matte, Jacques                    X
        ?
        Societe Lalande Inc               X
        Bonapace
        Thibault, M
        Martino Investment Ptnrs          X
        Perrault, A                       X           (1,000)
        Filion, D                         X           (1,000)
        Meilleur, Jocelyn                 X           (1,000)
        Marcotte, Carole                  X           (1,000)
        Berube, P                         X           (1,000)
        Berube, JP                        X           (1,000)
        Placements RPYJ                   X           (3,000)
        Bubar, D                          X           (8,000)
        Larouche, LP                      X           (4,000)
        Levasseur, L                      X           (2,500)
        Masini, C                         X           (5,000)
        Batura, H                         X           (5,000)
        Masini, P                         X           (5,000)
        Masini, P                         X           (5,000)
        Masini, G & V                     X           (5,000)
        Riggs, M & S                      X           (5,000)
        Popp, A                           X           (5,000)
        McCarley, K & K                   X           (1,000)
        Larson, S & K                     X           (1,000)
        Tutorow, J & M                    X          (10,000)
        Bonapace, M                       X          (10,000)
        Thibault, M                       X           (5,000)
        Gietz, P                          X           (5,000)
        Rudy, M & S                       X           (1,000)
        Parker, L & R                     X           (5,000)
        Moorman, K                        X           (9,250)
        Gordon, G & L                     X           (5,000)
        McGuire, J                        X          (10,000)
        Letourneau, R                     X          (30,000)
        Jacobsen, M                       X          (30,000)

        Schumacher, B & M                 X
        McCormick, S JR                   X
        Smith, S                          X
        McCormick, S                      X         (397,000)
        Coopersmith, H                    X
        Hobbs, M                          X
        Brink, C                          X
        Murphy, D                         X


July
        Getz, Jona                        X           (1,000)
        Getz, Jyl                         X           (1,000)
        Getz, P & P                       X           (5,000)
        Weeden, Shirley Trust             X           (5,000)
        Nagel, Evan                       X           (1,150)
        Nagel, Ed                         X             (600)
        Smith, D & D                      X           (1,625)
        Nagel, G & N                      X           (1,625)
        Gordon, G                         X          (10,000)
        Karlson, K                        X           (1,000)
        Sween, Robert/Carol               X           10,000             3         13-Jul-04          X                X
        McCormick Family Trust            X           10,000             3         13-Jul-04          X                X
        McCormick, S & K                  X           33,334             3         28-Sep-04          X
        Smith, Sheldon                    X           33,000             3         28-Sep-04                           X
        Thilmony, Steve/Becky             X           30,000             3         13-Jul-04          X                X
        Gordon, G & L                                 (5,000)
        Wolf, T & M                       X           (7,700)
        Dzielsky, W                       X          (10,000)
        Whiting, James/Elizabeth          X          100,000             3         27-Jul-04                           X
        Muehler, Wayne                    X           50,000             3         13-Jul-04          X                X
        Muehler, Lenora                   X           50,000             3         13-Jul-04          X                X
        Bohl, Perry                       X           10,000             3         17-Jul-04          X                X
        Doty, D & N                       X           (7,700)
        McCormick, S & K                  X         (250,000)
        Duoos, D                          X           (3,000)
        Hanlin, G                         X           (7,700)
        Davis, P                          X           (7,700)
        Thibault, M                                  (15,000)
        Hittinger, R                      X          (10,000)
        SOQUEM                            X
        Societe de Baie James             X
        SODEMEX                           X


August
        Walsh, T
        McCormick, John III 34 LLC        X            5,000             3         28-Sep-04                           X
        McCormick, John IV                X            5,000             3         28-Sep-04                           X
        McCormick, John III


September
        Galpin, Loran                     X           10,000             3         28-Sep-04                           X





Total                                              1,357,545
        5,445,548.50

October


November




ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware law and certain provisions of MKBY's Bylaws provide under certain circumstances for indemnification of its Officers, Directors and controlling persons against liabilities that they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to MKBY's Bylaws and to the statutory provisions. In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in MKBY's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of MKBY is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in MKBY's best interest, and must not have been adjudged liable for negligence or misconduct. Indemnification may also be granted pursuant to the terms of agreements that may be entered in the future or pursuant to a vote of stockholders or Directors. The statutory provision cited above also grants MKBY the power to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by MKBY in the future.

PART F/S

FINANCIAL STATEMENTS




                        MCKENZIE BAY INTERNATIONAL LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 2001



AUDITORS' REPORT


To the Shareholders of
McKenzie Bay International Ltd.

We have audited the consolidated balance sheet of McKenzie Bay International Ltd. as at September 30, 2001 and the consolidated statements of changes in stockholders' equity, loss and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2001 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles.



London, Ontario, Canada Chartered Accountants
January 31, 2002


                        MCKENZIE BAY INTERNATIONAL LTD.
                          CONSOLIDATED BALANCE SHEET
                              SEPTEMBER 30, 2001
                        (Amounts stated in US dollars)

                                                                                2001            2000
                                                                             ---------        ---------
ASSETS

Current:
        Cash and cash equivalents                                         $    654,186     $          -
        Accounts receivable                                                     84,438           12,353
        Prepaid expenses and deposits                                           44,443           26,087
                                                                             ---------        ---------
                                                                               783,067           38,440
Investment in Pinnacle VRB Limited (note 3)                                  1,767,835                -
Reclamation cash bond (note 4)  338,685 -
Capital assets (note 5) 103,375 1,958,031
Incorporation and reorganization costs (note 6)                                 49,137           57,394
                                                                             ---------        ---------
                                                                          $  3,042,099     $  2,053,865
                                                                             =========        =========
LIABILITIES & STOCKHOLDERS' EQUITY
Current:
        Bank indebtedness                                                 $          -     $     17,287
        Accounts payable and accrued liabilities                               748,440        1,207,026
        Notes payable (note 7)                                                  23,055           33,655
        Current portion of long-term debt (note 8)                              32,794           32,096
                                                                             ---------        ---------
                                                                               804,289        1,290,064
Long-term debt (note 8)                                                         69,101          101,895
Reclamation and closure liabilities (note 4)                                   250,000                -
                                                                             ---------        ---------
                                                                             1,123,390        1,391,959
                                                                             ---------        ---------

Stockholders' equity
        Capital stock (note 9) -
                75,000,000 common stock authorized, at $0.001 par value
                20,486,775 common stock issued and outstanding                  20,408           14,936
        Paid in capital (note 9)                                             9,729,027        4,434,204
        Accumulated deficit                                                 (7,813,194)      (3,782,535)
        Foreign currency translation adjustment                                (17,532)          (4,699)
                                                                             ---------        ---------
                                                                             1,918,709          661,906
                                                                             ---------        ---------
                                                                          $  3,042,099     $  2,053,865
                                                                             =========        =========

On behalf of the Board:


---------------------               ---------------------
Director                            Director

(See accompanying notes)




                        MCKENZIE BAY INTERNATIONAL LTD.
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        YEAR ENDED SEPTEMBER 30, 2001
                        (Amounts stated in US dollars)

                                                                                       Foreign
                                                                                       currency        Total
                                            Common       Paid in      Accumulated    translation     stockholders'
                                            stock        capital      deficit         adjustment      equity
                                           -------     ----------     -----------    -----------
Balance, beginning
        of year                            $14,936     $4,434,204     $(3,782,535)     $(4,699)      $    661,906
Issuance of capital
        stock (note 9)                       5,551      5,439,997               -            -          5,445,548
Purchase of common stock
        for treasury (note 9)                  (79)      (145,174)              -            -           (145,253)
Net loss for the year                            -              -      (4,030,659)           -         (4,030,659)
Change in foreign
        currency translation
        adjustment                               -              -               -      (12,833)           (12,833)
                                           -------     ----------     -----------    -----------
Balance, end of year                       $20,408     $9,729,027     $(7,813,194)    $(17,532)       $ 1,918,709
                                           =======     ==========     ===========    ===========

(See accompanying notes)


                           MCKENZIE BAY INTERNATIONAL LTD.
                           CONSOLIDATED STATEMENT OF LOSS
                           YEAR ENDED SEPTEMBER 30, 2001
                           (Amounts stated in US dollars)

                                                            2001                 2000

Revenue                                                $           -       $          -
                                                          ----------         ----------
Expenses:
        Exploration expenditures (note 10)                 1,084,202            350,020
        Wages and benefits                                   301,331            182,708
        Amortization                                         286,912             45,048
        Professional fees                                    256,278            100,882
        Advertising, promotion and travel                    184,573             81,803
        General administration                               145,576             70,175
        Management salaries                                  115,493                  -
        Interest on long-term debt                            42,745                  -
        Interest on notes payable                                  -              1,209
                                                          ----------         ----------
                                                           2,417,110            831,845
                                                          ----------         ----------
Loss before write-down of assets and
        interest income                                   (2,417,110)          (831,845)
Write-down of assets (note 11)                            (1,626,821)                 -
Interest income                                               13,272              1,233
                                                          ----------         ----------
Net loss for the year                                  $  (4,030,659)      $   (830,612)
                                                          ----------         ----------
Loss per share
(20,486,775 common stock outstanding) (note 15)        $      (0.197)      $     (0.056)
                                                          ==========         ==========

(See accompanying notes)



                           MCKENZIE BAY INTERNATIONAL LTD.
                        CONSOLIDATED STATEMENT OF CASH FLOWS
                            YEAR ENDED SEPTEMBER 30, 2001
                           (Amounts stated in US dollars)

                                                                                2001          2000
                                                                            ----------    ----------
Cash flows from (used in) operating activities:
        Net loss for the year                                              $(4,030,659)  $  (830,612)
        Items not affecting cash
                Amortization                                                   286,912        45,048
                Reclamation and closure costs (note 4)                         250,000             -
                Write-down of assets (note 11)                               1,626,821             -
        Net change in non-cash working capital related to operations:
                Accounts receivable                                            (72,085)        4,681
                Prepaid expenses and deposits                                  (18,356)      (24,729)
                Accounts payable and accrued liabilities                      (458,586)    1,156,513
                                                                            ----------    ----------
                                                                            (2,415,953)      350,901
                                                                            ----------    ----------
Cash flows from (used in) financing activities:
        Decrease in notes payable                                              (10,600)     (124,462)
        Increase (decrease) in long-term debt                                  (32,096)      133,991
        Proceeds from issuance of common stock (note 9)                      5,445,548     1,361,143
        Purchase of common stock for treasury (note 9)                        (145,253)            -
                                                                            ----------    ----------
                                                                             5,257,599     1,370,672
                                                                            ----------    ----------
Cash flows from (used in) investing activities:
        Purchase of capital assets                                             (50,820)   (1,991,926)
        Purchase of Pinnacle VRB Limited stock (note 3)                     (1,767,835)            -
        Purchase of reclamation cash bond (note 4)                            (338,685)            -
        Decrease in advances receivable                                              -       181,573
                                                                            ----------    ----------
                                                                            (2,157,340)   (1,810,353)
                                                                            ----------    ----------
Effect of foreign currency
        exchange rate changes on cash                                          (12,833)         (938)
                                                                            ----------    ----------
Net increase (decrease) in cash for the year                                   671,473       (89,718)
Cash, beginning of year                                                        (17,287)       72,431
                                                                            ----------    ----------
Cash, end of year                                                        $     654,186   $   (17,287)
                                                                            ==========    ==========
(See accompanying notes)



                        MCKENZIE BAY INTERNATIONAL LTD.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 2001
           (Amounts stated in US dollars unless indicated otherwise)


1. Nature of operations

The company is in the business of exploring and developing mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.


2. Accounting policies

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and reflect the following significant accounting policies:

        [a]     Basis of presentation

The financial statements of the company have been prepared on the basis of the company continuing as a going concern. The ability of the company to continue as such is dependent on the company's continuing ability to obtain the necessary financing to conduct its exploration and development activities and ultimately on the commercial production of minerals.

        [b]     Consolidation

These financial statements include the activities of the company and its wholly owned subsidiaries, McKenzie Bay Resources Ltd., Great Western Diamond Company and Diamond Company N.L.

        [c]     Foreign currency translation

For purposes of preparing these financial statements, the company has selected the US dollar as its reporting currency. The translation to US dollars for reporting purposes is performed using the current rate method whereby balance sheet accounts are converted at exchange rates in effect at the balance sheet date and revenue and expense accounts and cash flows are translated at the weighted average exchange rate during the period. The gains and losses resulting from such translation are included as a foreign currency translation adjustment in stockholders' equity. For statutory and other reporting purposes, the company's wholly owned subsidiary, McKenzie Bay Resources Ltd., prepares financial statements in Canadian dollars.

[d] Financial instruments

Financial instruments include accounts receivable, accounts payable and accrued liabilities, notes payable and long-term debt all of which are carried at cost which approximates fair value.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of the revenue and expenses during the fiscal period. Actual results could differ from such estimates.

[f] Investments

Investments are carried at cost except where the market value of the investments becomes lower than cost and this decline is considered to be other than temporary, in which case the investments are written down to market value.

[g]     Exploration and development expenditures

Costs related to the exploration and development of resource properties are expensed as incurred. Amounts are reduced by grant revenues when received.

[h]     Capital assets

Capital assets are recorded at cost and are being amortized over their estimated useful lives using the declining-balance method at the following annual rates:

        Processing equipment            20%
        Building                         4%
        Equipment under capital lease   20%
        Furniture and fixtures          20%
        Computer                        30%
        Office equipment                20%

[i]     Incorporation and reorganization costs

Incorporation and reorganization costs are being amortized on a straight-line basis over a 5-year period.

3. Investment in Pinnacle VRB Limited

The investment in Pinnacle VRB Limited ("Pinnacle") is recorded at cost and represents 6,070,000 common shares or approximately a 10.6% ownership in the company. Pinnacle, which is the owner of the Vanadium Redox Battery, the Vanadium Energy Storage System and Vanadium Electrolyte technologies trades on the Australian Stock Exchange.

Subsequent to year end, on October 11, 2001, the company elected to convert all of its 6,070,000 shares in Pinnacle for 1,517,500 shares of Vanteck VRB Technology Corp ("Vanteck") subject to the formal takeover of Pinnacle by Vanteck. The company's stake in Vanteck, which trades on the Canadian Venture Exchange, represents approximately a 3.9% ownership in the company.

4. Reclamation cash bond

The company was required to post a cash bond with the State of Colorado, Department of Natural Resources to cover future site reclamation and closure liabilities associated with the Kelsey Lake mine. A liability for the estimated restoration costs of $250,000 has been accrued in these financial statements.

5. Capital assets


    The details of capital assets are as follows:

                                                                        2001           2000
                                                    Accumulated       Net Book       Net Book
                                            Cost    Amortization       Value          Value
                                       ---------    ------------    -----------     -----------
    Processing equipment             $ 1,725,662    $  267,351      $ 1,458,311     $ 1,646,730
    Building                             175,389         8,396          166,993         172,105
    Equipment under capital lease        137,435        37,435          100,000         132,854
    Furniture and fixtures                 5,388         1,550            3,838           4,819
    Computer                               1,612           882              730           1,097
    Office equipment                         548           224              324             426
                                       ---------    ------------    -----------     -----------
                                       2,046,034       315,838        1,726,821       1,958,031
    Less write-down (note 11)         (1,902,821)     (276,000)      (1,626,821)              -
                                       ---------    ------------    -----------     -----------
                                     $   143,213    $   39,838      $   103,375     $ 1,958,031
                                       =========    ============    ===========     ===========



6. Incorporation and reorganization costs

        The details of incorporation and reorganization costs are as follows:

                                                                        2001           2000
                                                    Accumulated       Net Book       Net Book
                                            Cost    Amortization       Value          Value
                                       ---------    ------------    -----------     -----------
    Incorporation and
    reorganization costs             $    82,545    $   33,408      $    49,137     $    57,394
                                       =========    ============    ===========     ===========

7. Notes payable

Notes payable are due on demand and carry an interest rate of 6% per annum.


8. Long-term debt

Long-term debt consists of the following:
                                                  2001            2000
                                                --------        --------
Obligation under capital lease, payable in
monthly blended instalments of $3,444,
interest at 10%, due July, 2004                $ 101,895       $ 133,991
Less current portion                              32,794          32,096
                                                --------        --------
                                               $  69,101       $ 101,895
                                                ========        ========

The company has provided equipment subject to the lease agreement above as collateral for amounts owing.

Future minimum lease payments required under the lease are as follows:

        2002                         $  41,331
        2003                            41,331
        2004                            34,443
                                       -------
                                       117,105
Less amount representing interest       15,210
                                       -------
                                     $ 101,895
                                       =======



9. Capital stock

Authorized -
                75,000,000 common stock, par value $0.001 per share

Issued -
                                                             Common      Paid in
                                                Shares       stock       capital         Total
                                             ----------     --------    ----------    -----------
Balance, beginning of year                   14,936,046    $  14,936   $ 4,434,204   $  4,449,140
        Common stock issued for cash          5,401,801        5,402     5,309,790      5,315,192
        Common stock issued for services        148,928          149       130,207        130,356
                                             ----------     --------    ----------    -----------
                                             20,486,775       20,487     9,874,201      9,894,688
        Less treasury stock at cost              79,500           79       145,174        145,253
                                             ----------     --------    ----------    -----------
        Balance, end of year                 20,407,275    $  20,408   $ 9,729,027   $  9,749,435
                                             ==========     ========    ==========    ===========


As at September 30, 2001, the following are outstanding:

[a]     Stock warrants
                                               Number
                                               of warrants
                                               -----------
Outstanding at beginning of year                1,686,869
Net change in warrants during the year          1,357,545
                                                ---------
        Outstanding at end of year              3,044,414
                                                =========

The warrants outstanding at year end can be exercised at prices ranging from CDN $2.00 to US $3.00 with a significant number of the warrants having an exercise price equal to the five day moving average trading price for the stock less 20%. The expiry dates on the warrants range from January 12, 2002 to September 28, 2004.

[b]     Stock options
                                                       Weighted
                                                       average
                                       Number          exercise
                                       of options      price
                                       ----------      ---------
Outstanding at beginning of year          950,000       US $0.89
Granted in year                         1,335,000           1.00
                                       ----------      ---------
        Outstanding at end of year      2,285,000       US $0.95
                                       ==========      =========


Expiry dates are as follows:

300,000 common stock options exercisable at CDN $1.00 per share. 150,000 options expire two years after receipt of a bankable feasibility study on the Lac Dore Vanadium Project and 150,000 options expire two years after the first production date.

650,000 common stock options exercisable at US $1.00 per share expire March 15, 2004.

1,335,000 common stock options exercisable at US $1.00 per share expire May 23, 2011.

[c]     Treasury stock

During the year, the company repurchased 79,500 (nil in 2000) common stock for treasury at a cost of $145,253.


10. Mineral properties and exploration expenditures

        The company's expenditures, net of grant revenues received of $7,232 ($33,240 in 2000), on vanadium and diamond exploration are as follows:

                                                2001             2000
                                              ---------        --------
                                            $ 1,084,202      $  350,020
                                              =========        ========

The Lac Dore Vanadium/Titanium Project is located in the Province of Quebec, Canada. The Project is comprised of 276 mining claims.

The Kelsey Lake Diamond Mine is located on the Colorado, USA and Wyoming, USA border.

At September 30, 2001, the accumulated expenditures incurred by the company on mineral properties and exploration expenditures totalled $3,950,025 (2000 - $2,865,823).


11. Kelsey Lake Diamond Mine

[a]     Purchase of Diamond Company N.L.

On April 14, 2000, McKenzie Bay International Ltd. ("McKenzie") acquired all of the 16,300,005 outstanding common shares of Diamond Company N.L. ("DCNL") from its sole shareholder, Redaurum Ltd. At the time, DCNL owned an inactive diamond mine located at Kelsey Lake, Colorado, which it operated in 1996 and 1997 and then closed due to financial difficulties.

The acquisition of DCNL was accounted for using the purchase method whereby the results of its operations were consolidated since the date of acquisition.



The net assets acquired were:
        Inventory                                       $       5,644
        Processing equipment                                1,744,549
        Building                                              175,389
        Office equipment, furniture and fixtures                1,770
        Bank indebtedness                                     (24,609)
        Accounts payable                                       (7,250)
                                                            ---------
                                                        $   1,895,493
                                                            =========
Consideration for the purchase consisted of:
        Cash                                            $     334,381
        Assumption of accounts payable                      1,235,312
        Issuance of common stock                              325,800
                                                            ---------
                                                        $   1,895,493
                                                            =========

On May 10, 2000, the net assets of DCNL were transferred to Great Western Diamond Company ("GWDC"), a wholly owned subsidiary.

[b]     Sale of Kelsey Lake Diamond Mine

On September 11, 2000, the company undertook to re-evaluate the diamond processing operations and adopted a formal plan to dispose of the Kelsey Lake Diamond Mine.

On September 6, 2001, the company entered into a sale agreement whereby the company, through its wholly owned subsidiary, GWDC, agreed to sell the Kelsey Lake Diamond Mine. The sale is conditional upon final approval by the purchaser subject to the completion of their due diligence investigation which shall run for 180 days from the date of the agreement. Two additional 90 day extensions are available, if required.

During the due diligence period, the purchaser is responsible to pay all operating costs and certain existing liabilities relating to the Kelsey Lake mine; whereby, all such payments form a deposit towards their potential purchase of the mine.

In the event that the sale does not close, the purchaser's deposit, referred to in the preceding paragraph, will be repaid in the form of McKenzie common stock based on a purchase price of 60% of the preceding 30 day average trading price.

If the sale closes, the purchaser will have an option to purchase common stock of McKenzie equal to its investment in the mine at 60% of the preceding 30 day average trading price of the stock.

[c]     Write-down of Kelsey Lake Diamond Mine assets

Due to the contingent nature of the sale agreement referred to above and the nature of the Kelsey Lake mine assets, management has written down the carrying value of the assets as follows:

Carrying value of mine assets before write-down          $  1,726,821
Less write-down                                             1,626,821
                                                            ---------
Carrying value of mine assets after write-down           $    100,000
                                                            =========

Any gains and losses resulting from the eventual sale of the mine assets will be recognized in the period of sale.

12. Related party transactions

During the year, the company made various payments to directors and officers as reimbursements for expenses incurred on behalf of the company. The expenses and payments were made in the normal course of business.

13. Income taxes

The potential benefit of accumulated income tax losses has not been recognized in the financial statements.

14. Contingency

        As a result of exploration work performed at the Lac Dore Vanadium/Titanium Project, the company has a potential environmental liability in the range of $15,000 to $30,000. This liability will not be incurred if the project goes into production. As management believes that the project will go into production, the amount has not been accrued in the financial statements.

15. Fully diluted loss per share

Fully diluted loss per share has not been presented as it is anti-dilutive.


16. Feasibility study

During the year, the company commenced a feasibility study relating to the Lac Dore Vanadium/Titanium Project. To assist with the financing of this study, both the Government of Canada and the Government of the Province of Quebec signed agreements in the year that would provide the company with funding as follows:

[a]     Government of Canada

Interest free loan authorized to a maximum of CDN $500,000 repayable in annual instalments of CDN $250,000 commencing 24 months after the completion of the feasibility study.

[b]     Government of the Province of Quebec

Interest free loan authorized to a maximum of CDN $1,400,000 repayable commencing after the second year of production of the mine in four annual instalments based on net production revenues.

17. Commitments

Lac Dore Vanadium/Titanium Project

In prior years an option was granted to the Societe Quebecoise d'Exploration Miniere ("SOQUEM"), whereby it may elect to acquire a 20% interest in the property by funding 20% of the costs in excess of CDN $4,000,000 to complete the bankable feasibility study and 20% of capital expenditures required to establish a mine and refinery on the property.


PART III.

ITEM 1. INDEX TO EXHIBITS

The following exhibits are filed herewith as part of this Registration statement:

  3.1   Articles of Incorporation, as amended
  3.2   Bylaws
 10.1   Employment Agreement with Howard Coopersmith
 10.2   Employment Agreement with Michael Hobbs
 10.3   Employment Agreement with Carl F. Brink
 99.01  Glossary Of Mining Terms

ITEM 2. DESCRIPTION OF EXHIBITS

        N/A

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


SIGNATURE                 TITLE                             DATE

____/s/______________
Gary L. Westerholm        Chief Executive Officer           __________ __, 2002
                          and Director

____/s/______________
Gregory N. Bakeman        Treasurer (Principal Accounting   __________ __, 2002
                          Officer) and Director

____/s/______________
John W. Sawarin           Secretary and Director            __________ __, 2002